Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of October 22, 2017

among

EXACTECH, INC.

OSTEON HOLDINGS, L.P.

and

OSTEON MERGER SUB, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 22, 2017, by and among Exactech, Inc., a Florida corporation (the “Company”), Osteon Holdings, L.P., a Delaware limited partnership (“Parent”), and Osteon Merger Sub, Inc., a Florida corporation and a wholly owned indirect Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company, and each share of Company Common Stock issued and outstanding at the Effective Time shall be converted into the right to receive $42.00 in cash, without interest;

WHEREAS, the general partner of Parent has, and the board of directors of Merger Sub has unanimously, (i) determined that it is in the best interests of their respective stockholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and declared advisable the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”) and (iii) adopted resolutions adopting and approving this Agreement and the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Company Board, at a meeting duly called and held prior to the execution of this Agreement, duly (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interest of the Company and its shareholders, (ii) adopted resolutions adopting and approving this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the FBCA, and (iii) determined to recommend that the shareholders of the Company approve this Agreement and the Merger on the terms and subject to the conditions of this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each shareholder of the Company whose name is set forth on Exhibit A (the “Rollover Investors”) and Parent have entered into an agreement, dated as of the date of this Agreement (the “Rollover Agreement”), pursuant to which the Rollover Investors have, among other things, agreed to (i) contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein in exchange for equity interests in Parent and (ii) agreed to vote all of the shares of voting capital stock of the Company that the Rollover Investors own in favor of the approval of the Merger Agreement, including the Merger; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the FBCA, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02    Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Ropes & Gray LLP, Three Embarcadero Center, San Francisco, California at 7:00 a.m., Pacific time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at the Closing). By agreement of the parties, the Closing may take place by delivery of the documents to be delivered at Closing by facsimile or other electronic transmission. All deliveries by one party to any other party at the Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred, unless the parties agree otherwise. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Department of State the articles of merger relating to the Merger (the “Articles of Merger”), containing the provisions required by, and executed in accordance with, the relevant provisions of the FBCA. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Department of State, or at such later time as the Company and Parent shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04    Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the FBCA.

Section 1.05    Articles of Incorporation and By-Laws. The articles of incorporation of the Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the articles of incorporation of the Surviving Company until thereafter changed or amended as provided therein and by applicable Law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein, by the articles of incorporation and by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06    Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal and until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub ( “Merger Sub Common Stock”):

(a)    Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)    Cancellation of Parent-Owned Stock; Conversion of Subsidiary-Owned Stock.

(i)    Each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)    Each share of Company Common Stock that is owned by the Company as treasury stock or by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, all shares of Company Common Stock (including Company Restricted Shares, if any) contributed to Parent by the Rollover Investors (collectively, the “Rollover Shares”) prior to the Effective Time shall not be converted into the right to receive the Merger Consideration.

(c)    Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares, shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and Dissenting Shares) shall be converted into the right to receive $42.00 in cash, without interest (the “Merger Consideration”). All such shares of Company

Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be proportionately adjusted to reflect such change.

Section 2.02    Exchange of Certificates; Payment Fund; Deliverables.

(a)    Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration. Immediately prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Company Common Stock, for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.” Subject to Section 2.02(e), the Payment Fund shall be used solely for purposes of paying the Merger Consideration and shall not be used to satisfy any other obligation of the Company or any of its Subsidiaries.

(b)    Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of a Certificate a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto.

(c)    Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a physical Certificate, the surrender of such physical Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01, without interest thereon. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d)    No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)    Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one year immediately following the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon.

(f)    No Liability. None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)    Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly (and in any event within 10 Business Days) replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)    Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Restricted Shares or Company Stock Options pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Restricted Shares or Company Stock Options, as the case may be, in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary, all compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable as promptly as possible through the payroll system of the Surviving Company (or an Affiliate thereof) in accordance with applicable payroll procedures.

(i)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if reasonably required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(j)    Payoff Letters; Customary KYC Material. The Company shall (i) deliver to Parent, no later than the third Business Day prior to the Closing Date, customary pay-off letters relating to the repayment on the Closing Date of the Existing Company Debt and the release of related Liens and (ii) use commercially reasonable efforts to deliver to Parent no later than the fifth Business Day prior to the Closing Date any Customary KYC Material.

(k)    Company Equity and Equity-Based Awards.

(i)    Company Stock Options. Each Company Stock Option, to the extent outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled as of immediately prior to the Effective Time, and in consideration for such cancellation, the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (less any applicable withholding under Section 2.02(h)) (the “Option Consideration”). For the avoidance of doubt, each Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be cancelled as of immediately prior to the Effective Time with no consideration payable to the holder thereof. As of the Effective Time, each outstanding Company Stock Option shall no longer be outstanding and shall automatically be cancelled and each holder thereof shall cease to have any rights with respect thereto, other than the right to receive the Option Consideration. Immediately after the Effective Time, Parent shall deliver to the Company, for the benefit of holders of Company Stock Options entitled to receive the Option Consideration in accordance with this Section 2.02(k)(i), cash sufficient to pay the Option Consideration in accordance with Section 2.02(k)(iv).

(ii)    Company Restricted Shares. Each Company Restricted Share that is outstanding as of immediately prior to the Effective Time shall become fully vested as of immediately prior to the Effective Time and shall be treated as an outstanding share of Company Common Stock for purposes of this Agreement and the holder thereof shall be entitled to receive the Merger Consideration with respect thereto, less applicable withholdings in accordance with Section 2.02(h).

(iii)    Company ESPP. From and after the date of this Agreement, (i) no new Offering Period or Exercise Period (in each case, as defined in the Company ESPP) shall commence under the Company ESPP, (ii) no new participant may begin to participate in the Company ESPP, and (iii) no participant may increase his or her rate of payroll deductions under the ESPP. If the Effective Time is scheduled to occur prior to the end of the Offering Period in existence under the Company ESPP on the date of this Agreement, the Company will take such action necessary to cause the Exercise Date (as defined in the ESPP) for such Offering Period to occur, and all outstanding options to purchase Company Common Stock under the Company ESPP to be exercised, prior to the Effective Time and, after providing for such early exercise, any remaining balance in any participant’s account to be returned to such participant. Each share of Company Common Stock received under the Company ESPP shall be treated as an outstanding share of Company Common Stock for purposes of this Agreement and the holder thereof shall be entitled to receive the Merger Consideration with respect thereto, less applicable withholdings in accordance with Section 2.02(h).

(iv)    Payments. As soon as practicable following the Closing, the Surviving Company shall make, or cause to be made, all payments required under this Section 2.02(k), less applicable withholdings in accordance with Section 2.02(h), through the payroll system of the Surviving Company (or an Affiliate thereof).

(v)    Company Actions. The Company Board, or the applicable committee thereof, shall take all necessary actions to terminate, as of the Effective Time, all Company Stock Plans and the Company ESPP and all rights thereunder, in each case, without liability to Parent or any of its Affiliates (including, following the Closing, the Surviving Company), other than the obligation to pay the amounts contemplated by this Section 2.02(k). Not later than two (2) Business Days prior to the Effective Time, the Company shall provide Parent with drafts of all resolutions and other written actions or communications as may be required to effectuate the provisions of this Section 2.02(k) for Parent’s reasonable review and comment.

Section 2.03    Dissenters’ Rights. Holders of Company Common Stock who are entitled to appraisal rights pursuant to Section 607.1302 of the FBCA, and who dissent from the Merger pursuant to Section 607.1321 of the FBCA, may be entitled, if they comply with the provisions of the FBCA regarding dissenters’ rights, to be paid the fair value of their respective shares of Company Common Stock in accordance with such provisions of the FBCA. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01(c), shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 607.1302 of the FBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by the FBCA. If any such holder of Company Common Stock shall fail to perfect or effectively shall withdraw or lose such holder’s right to be paid fair value under Sections 607.1321 and 607.1323 of the FBCA, then such holder shall have the rights set forth in the FBCA. The Company or the Surviving Corporation shall promptly give Parent (i) notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other notices served pursuant to Section 607.1321 of the FBCA and received by the Company (or the Surviving Corporation) and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of such dissenters’ rights under Section 607.1302 of the FBCA. The Company (or the Surviving Corporation) shall not, except with the prior written consent of Parent (which may be given or withheld in its sole and absolute discretion) or as otherwise required by applicable Law, make any payment with respect to any such exercise of dissenters’ rights or offer to settle, or settle, any such rights. The Company agrees to timely comply with the applicable provisions of Sections 607.1320 and 607.1322 of the FBCA.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other section.

Section 3.01    Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all organizational power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.02    Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger and the other transactions contemplated by this Agreement. The general partner of Parent has adopted resolutions (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its equityholders. Such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and the sole shareholder of Merger Sub; (iii) declaring this Agreement advisable; and (iv) recommending that the sole shareholder of Merger Sub adopt this Agreement and directing that this Agreement be submitted to the sole shareholder of Merger Sub for adoption. Such resolutions have not been amended or withdrawn. The sole shareholder of Merger Sub has adopted and approved this Agreement. No other proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Articles of Merger as required by the FBCA). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03    No Conflicts; Consents.

(a)    The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the governing or organizational documents of Parent or Merger Sub; (ii) any written or oral contract, lease, sublease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto) (a “Contract”) to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 3.03(b), as of the date hereof, any judgment, order or decree (“Judgment”), any federal, state, local or municipal, whether foreign, multinational or domestic, statute, law (including common law), ordinance, rule, regulation, code, constitution, treaty or other requirement of law of any Governmental Entity (“Law”) or Permit, in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clause (ii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, and in the case of clause (iii) above as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b)    No governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, mediator, arbitrator or arbitration tribunal, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under foreign antitrust, competition, trade regulation or similar Laws, as set forth on Section 3.03(b) of the Parent Disclosure Letter, (ii) the filing of the Articles of Merger with the Department of State and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, at the respective times that the applicable document is filed with the SEC and first mailed or otherwise disseminated to the Company’s shareholders, at the date it or any amendment or supplement thereto is mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.05    Litigation. There is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.06    Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent for which the Company could have any liability prior to the Effective Time.

Section 3.07    Merger Sub. Parent, or a direct or indirect wholly-owned Subsidiary thereof, is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08    Florida Business Corporation Act. Neither Parent nor Merger Sub, nor any affiliate or associate of either of the foregoing, is, nor at any time during the last four years has been, an “interested shareholder” of the Company as defined in Section 607.0901 of the FBCA. As of the date of this Agreement, none of Parent, its Subsidiaries, affiliates or associates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 3.09    Financing.

(a)    Attached as Exhibit C is a true, correct and complete copy of the executed commitment letter, dated as of the date hereof, among Parent, the Fund and the Company (the “Financing Letter”), pursuant to which the Fund has committed, subject to the terms and conditions thereof, to invest, or cause to be invested, in Parent, directly or indirectly through one or more intermediate entities, the cash amounts set forth therein (the “Financing”).

(b)    Assuming the satisfaction of the terms and conditions of the Financing Letter, the amount of funds to be provided pursuant to the Financing Letter, together with any cash on hand or other sources of financing immediately available to Parent, Merger Sub and/or the Fund, is at the date hereof and at the Closing will be sufficient in the aggregate to pay at the Effective Time (i) the Required Amounts and (ii) any and all fees and expenses, and satisfy all other payment obligations, required to be paid or satisfied by Parent, Merger Sub and, to the extent disclosed to Parent and Merger Sub prior to the date hereof, the Surviving Corporation in connection with the Merger and the Financing.

(c)    As of the date hereof, the Financing Letter is in full force and effect and has not been terminated, amended or modified in any respect, no such termination, amendment or modification is contemplated and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. There are no conditions precedent, or other contractual contingencies as between Parent and the Fund, related to the funding of the full amount of the Financing, other than as set forth in the Financing Letter. As of the date hereof, no event has occurred or circumstance exists which, with or without notice or lapse of time, or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Fund under the Financing Letter. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letter will not be satisfied or that the Financing will not be made available to Parent at or prior to the time contemplated hereunder for Closing. There are no side letters or other Contracts or arrangements related to the Financing other than the Financing Letter. As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letter. Without limiting the foregoing, for the avoidance of doubt, the Company acknowledges that Parent and Merger Sub may finance payments contemplated by this Agreement through third party debt financing sources or otherwise (including pursuant to agreements or commitment letters that Parent or its Affiliates have entered into or may enter into prior to, concurrently with or after the execution of this Agreement); provided, however, for the avoidance of any doubt, the parties to this Agreement hereby acknowledge and agree that, subject to the conditions to Closing set forth in Article VII, irrespective of any other provision of this Agreement (express or implied), including without limitation, the provisions of Section 5.06, any such financing activities and the unavailability for any reason of the Financing contemplated by the Financing Letter shall not, in and of itself, in any way, affect, delay or alter the performance and payment obligations of Parent, Merger Sub or the Fund under this Agreement or the Financing Letter and, if all conditions to Closing set forth in Article VII have been satisfied or (to the extent permitted by Law), waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), Parent, Merger Sub and the Fund thereupon shall be obligated to consummate the Merger and all of the transactions contemplated by this Agreement in accordance with Section 1.02.

Section 3.10    Solvency of the Surviving Company Following the Merger. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company in this Agreement (without giving effect to any limitations as to “Company Material Adverse Effect”) and material compliance by the Company with the covenants contained in this Agreement and (iii) the most recent financial forecasts of the Company and the Company Subsidiaries delivered to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after giving effect to the transactions contemplated by this Agreement, payment of all amounts to be paid on the Closing Date, including the aggregate Merger Consideration, repayment or refinancing of any Indebtedness of the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement or the Financing Letter, if any, and payment of all related fees and expenses, the Surviving Company and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 3.10, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors (including a reasonable estimate of the amount of contingent liabilities); (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature (including a reasonable estimate of the amount of contingent liabilities). For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.11    Certain Arrangements. Except as set forth in Section 3.11 of the Parent Disclosure Letter, as of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger

Sub, the Fund or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or any of the Company Subsidiaries or the transactions contemplated by this Agreement or (ii) pursuant to which any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 3.12    No Other Representations or Warranties. Parent and Merger Sub acknowledge that (i) the Company has not made any representation or warranty, express or implied, as to the Company or any of its Subsidiaries or the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or Merger Sub, except as expressly set forth in this Agreement or any certificate delivered pursuant hereto, and (ii) other than in the case of actual fraud, no Person shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or Parent’s, Merger Sub’s or any other Person’s use, of any information, documents or materials made available to Parent, Merger Sub or any other Person in any physical or electronic form (including in any “data room”), management presentations, memoranda or in any other form in expectation of the Merger. Without limiting the foregoing, Parent and Merger Sub acknowledge that none of the Company, any of the Company’s Subsidiaries or any other Person has made any representation or warranty as to the accuracy, completeness or achievement of any financial projections, forecasts, cost estimates, capital budgets, business plans or other similar information relating to the Company or any of its Subsidiaries.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in the Company SEC Documents furnished or filed and publicly available after December 31, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 4.03(a), Section 4.03(b), Section 4.04, the first sentence of Section 4.08 and Section 4.20), excluding any disclosures in the Filed Company SEC Documents under the headings “Risk Factors” or “Forward-Looking Statements” or any other disclosures in the Filed Company SEC Documents which are similarly cautionary, predictive or forward looking in nature, or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify any other section in this Article IV (other than the second sentence of Section 4.04 and the first sentence of Section 4.08) to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other section.

Section 4.01    Organization, Standing and Power. Each of the Company and each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 4.02    Company Subsidiaries.

(a)    Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of each Company Subsidiary.

(b)    All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned, of record and beneficially, by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens, and free of any other material pre-emptive right or material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(c)    Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity participation or similar interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity participation or similar interests in, any Person.

Section 4.03    Capital Structure.

(a)    The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock. At the close of business on October 18, 2017, (i) 14,529,710 shares of Company Common Stock (including Company Restricted Shares) were issued and outstanding; (ii) 1,500,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans (of which 584,989 shares of Company Common Stock were issuable upon exercise of outstanding Company Stock Options with a weighted average exercise price of $18.58 per share); (iii) 106,971 shares of Company Common Stock were reserved for issuance under the Company ESPP (of which an estimated 11,358 shares were subject to outstanding options granted under the Company ESPP, based on assumed aggregate employee contributions for the current Exercise Period (as defined in the Company ESPP) equal to $266,000 and assuming no terminations or withdrawals). Section 4.03(a) of the Company Disclosure Letter sets forth a complete and accurate list, at the close of business on October 18, 2017, of all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price, the date of grant, the vesting provisions dates and any accelerated vesting provisions. There are no outstanding Company Stock Awards other than the Company Stock Options and Company Restricted Shares issued under the Company Stock Plans set forth on Section 4.03(a) of the Company Disclosure Letter. The Company has made available to Parent complete and accurate copies of all Company Stock Plans and the forms of all agreements evidencing Company Stock Awards. Except as set forth in this Section 4.03(a), at the close of business on October 20, 2017, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.

(b)    All outstanding shares of Company Common Stock (including Company Restricted Shares) are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options pursuant to the Company Stock Plans and applicable award agreements will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the FBCA, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. All grants of Company Stock Awards or other rights with respect to shares of Company Common Stock to any current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary have been made in accordance with the terms of the applicable Company Stock Plan and award agreements thereunder and any policy of the Company or the Board of Directors of the Company (the “Company Board”) (including any committee thereof) relating to the grant of such awards or rights. Each Company Stock Award and purchase right under the Company ESPP qualifies for the Tax and accounting treatment afforded to such Company Stock Award or purchase right, as applicable, in the Company’s Tax returns and financial statements, respectively. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of, vesting or settlement of Company Stock Awards, and (iii) forfeitures of Company Stock Awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s shareholders may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to or is bound by any voting agreement, shareholder agreement or other instrument with respect to the voting, sale or transfer of any capital stock or voting securities of, or other equity interests in, the Company. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c)    Except as set forth in Section 4.03(c) of the Company Disclosure Letter, as of the date of this Agreement, there is no outstanding Indebtedness of the Company or any Company Subsidiary other than as reflected in the Company Balance Sheet or incurred (i) under the Company’s existing revolving credit facility after the date of the Company Balance Sheet, (ii) in the Ordinary Course of Business after the date of the Company Balance Sheet, or (iii) between or among the Company and any Company Subsidiary.

Section 4.04    Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of all the votes entitled to be cast by all shares of Company Common Stock at the Company Shareholders Meeting approving the Merger (the “Company Shareholder Approval”). The Company Common Stock is the only class or series of capital stock or other security entitled to vote on the Merger, and the Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary for the adoption of this Agreement. The Company Board or a duly appointed committee has adopted resolutions, by vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is fair to and in the best interests of the Company and its shareholders (other than the Rollover Investors) and that this Agreement is advisable, (iii) recommending that the Company’s shareholders approve and adopt this Agreement and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”) and (iv) to the extent necessary, having the effect of causing the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement not to be subject to any state takeover Law or similar Law that might otherwise apply to such execution, delivery, performance or consummation. Subject to Section 5.04(d), such resolutions have not been amended or withdrawn. Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Articles of Merger as required by the FBCA). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05    No Conflicts; Consents.

(a)    The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 4.05(b), as of the date hereof any Permit, Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, Union or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement (in preliminary and definitive forms) and Schedule 13E-3, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, as set forth on Section 4.05(b) of the Company Disclosure Letter; (iii) the filing of the Articles of Merger with the Department of State and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) compliance with the NASDAQ rules and regulations; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06    SEC Documents; Undisclosed Liabilities.

(a)    The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and Schedule 13E-3, being collectively referred to as the “Company SEC Documents”).

(b)    Each Company SEC Document (i) at the time filed (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff in respect of the Company SEC Documents. Each of the consolidated financial statements of the Company (including all related notes or schedules) included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)    Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2016 (the “Company Balance Sheet”) (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the Ordinary Course of Business since December 31, 2016, (iv) for liabilities and obligations that have been discharged or paid in full in the Ordinary Course of Business and (v) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP. There are no (A) unconsolidated Subsidiaries of the Company, or (B) off-balance sheet arrangements to which the Company or any of the Company Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Reports or any obligations of the Company or any of the Company Subsidiaries to enter into any such arrangements.

(d)    Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents. Since January 1, 2015 through the date hereof, subject to any applicable grace periods, to the Knowledge of the Company, the Company and each of its officers and directors have been and are in compliance with the applicable listing and corporate governance rules and regulations of NASDAQ, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)    The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f)    The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)    To the Company’s Knowledge, since January 1, 2015 through the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in its internal controls and procedures over financial reporting and (ii) any written allegation of fraud that involves management of the Company or any other employees of the Company and the Company Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures, except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2015 through the date of this Agreement, to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(h)    None of the Company Subsidiaries is, or has been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, at the respective times that the applicable document is filed with the SEC and first mailed or otherwise disseminated to the Company’s shareholders, at the date it or any amendment or supplement thereto is mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. The Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08    Absence of Certain Changes or Events. From January 1, 2017 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2017 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the Ordinary Course of Business in all material respects, and has not taken an action that (a) would be prohibited by Section 5.01 if it were taken after the date of this Agreement and prior to the Effective Time or (b) has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.09    Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)    The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects.

(b)    All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP. The Company has not since the date of the Company Balance Sheet incurred any liability for Taxes other than in the Ordinary Course of Business.

(c)    There are no pending, nor has the Company or any of its Subsidiaries received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries. No claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(d)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e)    None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f)    All amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.

(g)    No deficiency for any Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved against in accordance with GAAP.

(h)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency that remains in effect (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).

(i)    No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings (including any application for a change in accounting method under Section 481 of the Code) have been entered into with, issued by, or filed with any Governmental Authority with respect to or relating to the Company or any of its Subsidiaries that could affect material Tax Returns or material Taxes of the Company or any of its Subsidiaries for taxable periods or portions thereof beginning on or after the Closing Date.

(j)    Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, combined, consolidated, or unitary group for Tax purposes (other than a group the common parent of which was the Company) or (B) is a party to or has any actual or potential liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation or otherwise (other than pursuant to agreements or contracts that do not primarily relate to Taxes).

(k)    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (2).

(l)    The Company is not, and has not been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(m)    None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law) entered into before the Closing, (iii) installment sale or open transaction disposition made before the Closing, (iv) prepaid amount received before the Closing, (v) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign law) or (vi) indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code, in each case, other than to the extent reflected or reserved against in the Filed Company SEC Documents filed prior to the date of this Agreement.

Section 4.10    Benefits Matters; ERISA Compliance.

(a)    Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all Company Benefit Plans. With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies, to the extent applicable, of (i) the material documents evidencing such plan, including all amendments, or, if not written, a summary of all material terms; (ii) the most recent summary plan description; (iii) the current determination or opinion letter issued by the IRS; and (iv) all material correspondence with any Governmental Entity with respect to such plan in the preceding two (2) years. For purposes of this Agreement, “Company Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or any other employment, consulting, independent contractor, bonus, commission, royalty, incentive compensation, pension, retirement, deferred compensation, equity or equity-based compensation, severance, termination pay, retention, change in control, disability, death benefit, hospitalization, medical, vacation or other paid time-off, fringe benefit or similar plan, program, policy, arrangement, contract or understanding, including, in each case, any related trust or funding mechanism, and in each case that is sponsored, maintained or contributed to by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any liability. No Company Benefit Plan is subject to the Laws of any jurisdiction other than the United States.

(b)    Each Company Benefit Plan that is intended to be “qualified” under Sections 401(a) and 501(a) of the Code is covered by a favorable determination letter or opinion letter from the IRS to the effect that it is so qualified, and nothing has occurred that would reasonably be expected to affect such qualification.

(c)    No Company Benefit Plan is, and none of the Company or any ERISA Affiliate has, within the past six (6) years, sponsored, maintained, contributed to or otherwise had any liability (contingent or otherwise) with respect to, a plan that is (i) subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d)    Except as set forth in Section 4.10(d) of the Company Disclosure Letter, no Company Benefit Plan provides, and no current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary is entitled to receive, any health, medical or other welfare benefits after retirement or other termination of employment or service other than for continuation coverage required under Section 4980B of the Code or other applicable Law at the sole expense of such Person.

(e)    Each Company Benefit Plan has been administered in all material respects in accordance with its terms and is in material compliance with ERISA (if applicable), the Code and all other applicable Laws and, to the Knowledge of the Company, no other party to any Company Benefit Plan is in material breach or default thereunder.

(f)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered, in all material respects, in compliance with Section 409A of the Code. No current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary is entitled to a gross-up, indemnification or other reimbursement for any Taxes imposed under Section 409A of the Code.

(g)    Except as expressly provided in this Agreement or set forth in Section 4.10(g) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (including the forgiveness of any indebtedness); (ii) increase the amount or value of any benefit or compensation otherwise payable or provided to any such employee, director, consultant or independent contractor; (iii) accelerate the time of payment or vesting of any amounts due to any such employee, director, consultant or independent contractor; (iv) result in or require the transfer or set aside of nay assets to fund any compensation or benefits; (v) affect the Company’s (or the applicable Company Subsidiary’s) ability to amend or terminate any Company Benefit Plan; or (vi) result in any payment that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code. Except as set forth on Section 4.10(g) of the Company Disclosure Letter, no current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary is entitled to a gross-up, indemnification or other reimbursement for any Taxes imposed under Section 4999 of the Code. The aggregate amount of all payments and benefits in the nature of compensation that all “disqualified individuals” (within the meaning Section 280G of the Code) would be entitled to receive in connection with the consummation of the Merger or a termination of employment or service shall not result in a Company Material Adverse Effect.

(h)    All material contributions required to be made to any Company Benefit Plan have in all material respects been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been in all material respects fully reflected on the financial statements set forth in the Company SEC Documents.

Section 4.11    Litigation. There are not currently, and since January 1, 2016, there have not been, any Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets , which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor, to the Knowledge of the Company, is there any Judgment outstanding against or investigation by any Governmental Entity with respect to the Company or any Company Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12    Compliance with Applicable Laws. Since January 1, 2016, the business of the Company and the Company Subsidiaries has been conducted in compliance with any Laws applicable thereto, including any Laws applicable to the ownership or operation of the Company’s and the Company’s Subsidiaries’ respective properties or assets, except where the failure to so comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice investigating, inquiring into or otherwise relating to any actual or potential violation of any Laws. The Company and each Company Subsidiary has all Permits from Governmental Entities required to conduct their businesses as now being conducted, except where the failure to have such Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2016, (a) the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance with all Permits required by all Laws applicable thereto, (b) there have been no breaches, violations of, or defaults under any such material Permits, and (c) each such Permit is and has been in full force and effect and no modification nor any termination, cancellation, revocation, suspension or non-renewal of any such Permit is pending or, to the Knowledge of the Company, threatened, except with respect to any of the foregoing under (a), (b) or (c) as has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has voluntarily or involuntarily initiated, conducted or issued any recall or market withdrawal relating to an alleged lack of safety or regulatory compliance of any Company product, except such recalls or market withdrawals as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13    Regulatory Compliance. Except as set forth in Section 4.13 of the Company Disclosure Letter:

(a)    Since January 1, 2016, the business of the Company and the Company Subsidiaries has been conducted in compliance with all Healthcare Laws applicable thereto, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice investigating, inquiring into or otherwise relating to any actual or potential violation of any Healthcare Laws, which matters have had or would reasonably be expected to have a Company Material Adverse Effect.

(b)    Neither the Company nor any of the Company’s Subsidiaries, nor any of their respective directors, officers or employees, has been or is currently (a) debarred under the provisions of 21 U.S.C. §§ 335a(a) or (b), (b) excluded from participation in any Federal Health Care Program under 42 U.S.C. § 1320a-7 (as the term is defined in 42 U.S.C. § 1320a-7b(f)), or (c) assessed or threatened with assessment of civil monetary penalties pursuant to 42 C.F.R Part 1003.

(c)    Neither the Company nor any of the Company’s Subsidiaries are currently or since January 1, 2016 have been, with respect to any Governmental Entity: (i) party to any consent decree, judgment, order, or settlement that (A) requires the payment of money by any of the Company or any of the Company’s Subsidiaries to any Governmental Entity or third party, (B) requires any recoupment of money from the Company or any of the Company’s Subsidiaries by any Governmental Entity or third party or (C) prohibits any activity currently conducted by the Company or any of the Company’s Subsidiaries; or (ii) subject to any actual or, to the Knowledge of the Company, potential settlement agreement, corporate integrity agreement or certification of compliance agreement with any Governmental Entity, in the case of each of clauses (i) and (ii), which relates to Healthcare Laws. Neither the Company nor any of the Company’s Subsidiaries is a defendant or named party in any unsealed qui tam/False Claims Act litigation.

(d)    Since January 1, 2016, neither the Company nor any of the Company’s Subsidiaries, nor, to the Company’s Knowledge, any of their respective officers, directors or employees on behalf of the Company or any of the Company’s Subsidiaries, has, directly or indirectly, provided any remuneration or made any bribe, payoff, influence payment, kickback, or other illegal or improper payment in violation of applicable Healthcare Law, in cash or in kind, to any Person, private or public, regardless of form, whether in money, property, or services (i) to induce such Person to order any item or service for which payment may be made in whole or in part by any Governmental Healthcare Program, (ii) to obtain favorable treatment in securing business, (iii) to pay for favorable treatment for business secured or (iv) to obtain special concessions or for special concessions already obtained, for or in respect of Company or any of the Company’s Subsidiaries.

(e)    Since January 1, 2016, the Company and each of the Company’s Subsidiaries, with respect to the business, is and has been in material compliance with all applicable Data Protection Laws. Neither the Company nor any of the Company’s Subsidiaries has received notices of non-compliance with any Data Protection Laws from any Governmental Entity, or any notices of inspection or audit or requests for information from any Governmental Entity with respect to any Data Protection Laws. Since January 1, 2016, to the Company’s Knowledge, there have been no “breaches,” as that term is defined in 45 C.F.R. § 164.402.

(f)    As to each product subject to the Federal Food, Drug, and Cosmetic Act, as amended (including the rules and regulations promulgated thereunder, the “FDCA”), the Public Health Service Act, as amended (including the rules and regulations promulgated thereunder, the “PHSA”), or similar Laws (including Council Directive 93/42/EEC concerning medical devices and its implementing rules and guidance documents) in any foreign jurisdiction (the FDCA, the PHSA and such similar Laws, collectively, the “Medical Product Regulatory Laws”) that is developed, manufactured, tested, distributed or marketed by the Company or any of its Subsidiaries (a “Medical Product”), each such Medical Product, to the Knowledge of the Company, is being developed, manufactured, tested, distributed or marketed in material compliance with all applicable requirements under the Medical Product Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval, authorization, or licensure to market a Medical Product, current good manufacturing practices, current good tissue practices, labeling, advertising, record keeping, establishment registration, product listing, filing of adverse event reports and malfunctions, except for failures to be in compliance that would not have a Company Material Adverse Effect. As of the date of this

Agreement, none of the Company or any of its Subsidiaries has received any written notice from the U.S. Food and Drug Administration (the “FDA”) or any other Governmental Entity that remains uncured and unresolved (i) contesting the premarket clearance, licensure, authorization or approval of, the uses of or the labeling and promotion of any products of the Company or any of its Subsidiaries or (ii) otherwise alleging any material violation of any Medical Product Regulatory Law applicable to any Medical Product.

(g)    (i) Since January 1, 2016, no Medical Product has been recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise), except for a recall, withdrawal, rescission, suspension, seizure or discontinuation that would not have a Company Material Adverse Effect and (ii) none of the actions described in the immediately preceding clause (i) is under consideration by senior management of the Company or any of its Subsidiaries with respect to any Medical Product. As of the date of this Agreement, there is no suit, action or other proceeding against the Company or any of its Subsidiaries in the United States or outside of the United States seeking the recall, withdrawal, rescission, suspension, seizure or discontinuance of any Medical Product. With respect to any Medical Product that is the subject of, or alleged to be defective by any party to, any pending Action, there has been, since October 1, 2016, no material increase in the number of complaints by patients, physicians or customers.

(h)    Since January 1, 2016, none of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries on behalf of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA, failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a material statement, or failed to make a material statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in the FDA’s Compliance Policy Guide, Section 120.100 (CPG 7150.09). None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by Sec. 306(a) of the FDCA (21 U.S.C. § 335a(a)) or authorized by Section 306(b) of the FDCA (21 U.S.C. § 335a(b)).

(i)    Since January 1, 2016 through the date of this Agreement, no Action by or before any Governmental Entity that is material to the Company and its Subsidiaries with respect to the Medical Product Regulatory Laws is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Medical Product Regulatory Laws pending or threatened.

Section 4.14    Anti-Corruption, Anti-Money Laundering and Global Trade Laws.

(a)    Except as set forth in Section 4.14 of the Company Disclosure Letter, to the Knowledge of the Company, none of the Company or any of its Subsidiaries, any of their respective officers or employees, any supplier, distributor, licensee or agent or any other Person acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, has, in the past two (2) years (i) made or offered to make or received any direct or indirect payments in material violation of any applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010) (collectively, the “Anti-Corruption Laws”), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit or thing of value to or from any employee, official or agent of any Governmental Entity where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit or thing of value, or the purpose thereof, was illegal in any material respect under any applicable Law (including the United States Foreign Corrupt Practices Act), or (ii) provided or received any product or services in material violation of any Applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010). Except as set forth in Section 4.14 of the Company Disclosure Letter, to the Knowledge of the Company, there are no pending internal investigations and, to the Knowledge of the Company, no pending Proceedings, in each case, regarding any action or any allegation of any action described above in this Section 4.14(a).

(b)    Except as set forth in Section 4.14 of the Company Disclosure Letter, to the Knowledge of the Company the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping, reporting and internal control requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Authority (collectively, the “Money Laundering Laws”) and of the United States Foreign Corrupt Practices Act. No proceeding by or before any Governmental Authority that is material to the Company and its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened.

(c)    To the Knowledge of the Company the Company and its Subsidiaries and all of the Company’s and its Subsidiaries’ respective Affiliates and Employees acting on its behalf, are, and have been in the past two (2) years, in compliance with all Global Trade Laws, except where the failure to have been in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company neither the Company or its Subsidiaries nor any of the Company’s and its Subsidiaries’ respective Affiliates or Employees acting on its behalf, is or was a Restricted Party. To the Knowledge of the Company the Company and its Subsidiaries and the Company’s and its Subsidiaries’ respective Affiliates and Employees acting on its behalf, are not, and have not, directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in any Restricted Country.

(d)    To the Knowledge of the Company, none of the Company or any of its Subsidiaries nor any of their respective Representatives or Affiliates (nor any Person or entity acting on behalf of any of the foregoing) is currently subject to any material sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury. Except as set forth in Section 4.14 of the Company Disclosure Letter, to the Knowledge of the Company,

no proceeding by or before any Governmental Entity that is material to the Company and its Subsidiaries with respect to any such sanctions is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to any such sanctions pending or threatened.

Section 4.15    Environmental Matters. (a) The Company and the Company Subsidiaries are, and have been for the past two (2) years, in compliance with applicable federal, state, and local laws (including common law) governing pollution, the protection of human health or the environment (“Environmental Law”), which compliance includes possession of required permits and authorizations, (b) none of the Company or any Company Subsidiary has received any written notice or claim that remains outstanding from a Governmental Entity or any other Person that alleges that the Company or any Company Subsidiary is in violation of or is liable under applicable Environmental Law and (c) none of the Company or the Company Subsidiaries has caused a “release” of a “hazardous substance,” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., in excess of a reportable and actionable quantity, which release remains unresolved, except with respect to any of the foregoing under (a), (b) or (c) as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16    Contracts.

(a)    As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)    Section 4.16(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of the following Contracts to which the Company or any Company Subsidiary is a party: (i) each Contract that restricts in any material respect the ability of the Company or any Company Subsidiaries to compete in any line of business or geographic area; (ii) each Contract pursuant to which Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (iii) each Contract (excluding customary offer letters) that is an employment or consulting agreement with any executive officer or other employee (excluding members of the sales force) of the Company or any Company Subsidiary or member of the Company Board earning an annual base salary from the Company or any Company Subsidiary in excess of $200,000; (iv) partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business; (v) except for Contracts of a type contemplated by clause (iii), each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the shares of Company Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents or any Contract which is a Company Benefit Plan; (vi) each Contract entered into since January 1, 2015 relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any business (whether by stock sale, asset sale, merger or otherwise) (A) for aggregate consideration in excess of $15,000,000 or (B) that contain unpaid “earn-out” or similar purchase price obligations in excess of $1,000,000, in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory, properties and other assets in the Ordinary Course of Business or Contracts pursuant to the terms of which the parties thereto have no further obligations; (vii) each Contract pursuant to which the Company or any Company Subsidiary licenses to or from a third party any material Intellectual Property Rights, except licenses for Off the Shelf Software, (viii) except for Contracts of a type contemplated by clause (vi), each Contract (or series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and the Company Subsidiaries or to the Company and the Company Subsidiaries, respectively, of $2,500,000 and which is not terminable by either party on less than 60 days’ written notice without material penalty, (viii) each Contract with a Governmental Entity and (ix) each Contract that grants to any Person a most favored nation or similar right against the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries (taken as a whole). Each Contract described in this Section 4.16(b), each Filed Company Contract and each Contract entered into in accordance with Section 5.01 that would be a Contract required to be disclosed in this Section 4.16(b) if entered into prior to the date hereof, is referred to herein as a “Material Contract.”

(c)    Each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) is in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the Ordinary Course of Business. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

Section 4.17    Properties.

(a)    Section 4.17(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and correct list of all material real property owned in whole or in part by the Company and each Company Subsidiary (such real property, together with all buildings, structures, fixtures and improvements erected or located thereon, the “Owned Real Property”). The Company and each Company Subsidiary has good, valid and insurable title to the Owned Real Property (which, in each case, shall exclude, for the avoidance of doubt, any intangible properties) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the Owned Real Property is owned free and clear of all material Liens, except for Permitted Liens. To the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. To the Knowledge of the Company, the Company and the Company Subsidiaries are not a party to any Contract or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, their respective businesses that is material to the Company and the Company Subsidiaries, taken as a whole. This Section 4.17 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.18.

(b)    Section 4.17(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of all material real property that is not Owned Real Property which is leased, subleased, sub-subleased or licensed to, or otherwise occupied by, the Company and its Subsidiaries, as applicable (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), and sets forth a list of any and all material leases, subleases, sub-subleases, licenses, sub-licenses, concessions, ground leases, occupancy agreements, purchase options and other arrangements to which the Company or any Company Subsidiary is a party with respect thereto (collectively, the “Real Estate Leases”). True and complete copies of all Real Estate Leases (including all material modifications, amendments, supplements, waivers, side letters, extensions and guaranties thereto) have been made available to Parent.

(c)    Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligation of (A) the Company or the applicable Company Subsidiary which is a party thereto, as applicable, and (B) to the Knowledge of the Company, the other parties thereto, enforceable in accordance with its terms, subject to: (x) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (y) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Parent and represents the entire agreement between the Company or the applicable Company Subsidiary and the applicable lessor; and (iii) except with respect to any Permitted Liens granted under the terms of any of the Real Estate Leases, has not been assigned in any manner by the Company or any of the applicable Company Subsidiaries (and the Company and the applicable Company Subsidiaries have not granted a security interest therein), other than, in each case, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect; and none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (or has received any written notice alleging breach or default) under any Real Estate Lease and, to the Knowledge of the Company, as of the date hereof, no other party to any Real Estate Lease is (with or without notice or lapse of time, or both) in breach or default thereunder, other than, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(d)    To the Knowledge of the Company, the counterparty to any Real Estate Lease is not an Affiliate of, and otherwise does not have an economic interest in, the Company or the applicable Company Subsidiary.

(e)    Except as set forth on Section 4.17(b) of the Company Disclosure Letter or has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the applicable Company Subsidiary has not leased, subleased, licensed or sub-licensed or otherwise granted to any Person the right to use or occupy any material portion of the Real Property and, except for Permitted Liens, no Person other than the Company or the applicable Company Subsidiary has the right to use the Real Property and there are no shared facilities or services at the Real Property.

(f)    There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings with respect to any of the Real Property that affect the use, operation or maintenance thereof as the same are now being used, operated or maintained, and neither the Company nor the applicable Company Subsidiary has received written notice of any intended public improvements which will or could result in any charges being assessed against any of the Real Property which would result in a material lien upon any of the Real Property.

Section 4.18    Intellectual Property.

(a)    Section 4.18(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all registrations and applications for registration for Patents, Trademarks, Copyrights, domain names and social media accounts owned by the Company or any Company Subsidiary (“Registered Intellectual Property Rights”). Each item of the Registered Intellectual Property Rights is valid, subsisting and enforceable except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary owns, is licensed or otherwise has the valid right to use all Intellectual Property Rights used in or held for use in the business of the Company or any Company Subsidiaries. The Company or a Company Subsidiary is the sole and exclusive owner of all Registered Intellectual Property Rights and Owned Intellectual Property Rights, in each case free and clear of all Liens other than Permitted Liens, except where the lack of such ownership, individually or in the aggregate, has not been and would not reasonably be expected to have a Company Material Adverse Effect. Except pursuant to a Contract set forth on Section 4.16(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has, other than licenses of Off the Shelf Software, licensed any material Intellectual Property Rights from any third party nor has the Company or any Company Subsidiary granted any license or other right to a third party to any of the Owned Intellectual Property Rights, other than non-exclusive licenses granted in the Ordinary Course of Business.

(c)    To the Company’s Knowledge, the operation of the business of the Company and the Company Subsidiaries as presently conducted does not currently infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of third parties in any material respect, and, as of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened that alleges that (A) the use of Intellectual Property Rights by the Company and the Company Subsidiaries or (B) the operation of the respective businesses of the Company and the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of third parties that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.18(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has, since January 1, 2016 (or earlier, if presently not resolved) through the date hereof, received any charge, complaint, claim, demand or notice, in each case, alleging the Company or any of the Company Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any other Person that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d)    As of the date hereof, (i) to the Knowledge of the Company, the Owned Intellectual Property Rights are not being infringed, misappropriated, diluted or otherwise violated by any Person, except as would not, individually or in the aggregate, reasonably be expected to be have a Company Material Adverse Effect, and (ii) no such claims are pending or threatened against any Person by the Company or any Company Subsidiary.

(e)    Except as would not have a Company Material Adverse Effect, the Company and Company Subsidiaries have maintained commercially reasonable practices to protect the confidentiality of the Trade Secrets of the Company and Company Subsidiaries, as applicable, and have required all employees and other Persons with access to Sensitive Data to execute Contracts requiring them to maintain the confidentiality of such information and use such information only for the benefit of the Company or Company Subsidiaries, as applicable. All current and former employees and contractors of the Company or any Company Subsidiary who have contributed to the development of any Intellectual Property Rights (or any physical embodiments of such Intellectual Property Rights) for the benefit of the Company or any Company Subsidiary have executed valid written Contracts pursuant to which such Persons have assigned to the Company or the applicable Company Subsidiary all of such Person’s respective rights, including all Intellectual Property Rights, therein, other than such Persons the failure of whom to execute such Contracts and assignments, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary complies and has complied with all Laws and all provisions of any Contract and any customer-facing terms of use and privacy policies (in each case only to the extent legally binding on the Company or Company Subsidiary (as applicable)), in each case regarding the collection, storage, processing, protection, disclosure or use of Sensitive Data (collectively, “Data Handling”) owned or held for use by the Company or any Company Subsidiary. As of the date hereof, no litigation, suit, action or proceeding relating to the Company’s or any Company Subsidiary’s Data Handling is pending or, to the Knowledge of the Company, threatened against the Company or any Company

Subsidiary that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, there has been no unauthorized collection, processing or disclosures of, or access to, Sensitive Data or any intrusions or breaches of security, relating to any Sensitive Data that, in each case, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the information technology systems of the Company and Company Subsidiaries (including software, hardware, firmware, networks, databases, platforms, servers, websites and related systems) are sufficient for the operation of the business of the Company and the Company Subsidiaries as presently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.19    Labor Matters.

(a)    None of the Company or the Company Subsidiaries is party, or otherwise subject, to any collective bargaining agreement or other Contract with any Union (“Collective Bargaining Agreements”). No employee of the Company or any Company Subsidiary is represented by a Union. With respect to employees of the Company or any of its Subsidiaries: (a) there are no strikes, walkouts, stoppages, picketing or lockouts pending or, to the Company’s Knowledge, threatened, and there have been no such troubles for the past two (2) years, (b) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any Union to organize and employees of the Company or any of its Subsidiaries, and there has been no such effort for the past two (2) years, and (c) no Union or group of employees has made a presently pending demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b)    The Company and the Company Subsidiaries are, and for the past two (2) years have been, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, including but not limited to wages and hours and the classification and compensation of employees and independent contractors, except for noncompliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.. To the Company’s Knowledge, no current executive or key employee has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of the Company Subsidiaries within the twelve (12) month period following the date hereof. No executive or key employee of the Company or any of the Company Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(c)    There is not (i) any Action pending (or, to the Company’s Knowledge, threatened) by or before any Governmental Entity with respect to the Company or any of the Company Subsidiaries concerning employment-related matters or (ii) any Action (or, to the Company’s Knowledge, any threatened Action) against or affecting the Company or any of the Company Subsidiaries brought by any current or former applicant, employee, director, consultant or independent contractor of the Company or any of the Company Subsidiaries, except with respect to any of the foregoing under (i) or (ii) as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.20    Anti-Takeover Provisions.

(a)    Assuming the accuracy of the representation contained in Section 3.08, no further action is required by the Company, the Company Board or any committee thereof (which action by the Company Board has not already been taken) or the shareholders of the Company to exempt the Merger and the other transactions contemplated by this Agreement from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Florida to the extent such antitakeover Laws are applicable to the Merger and the other transactions contemplated by this Agreement. The Company, the Company Board and the shareholders of the Company have taken all action required to be taken by them in order to make the Merger and the other transactions contemplated by this Agreement comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of the Company Charter or Company By-laws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(b)    There is no other state anti-takeover statute or regulation (or similar statute or regulation), any takeover-related provision in the Company Charter or the Company By-laws, or any stockholder rights plan, “poison pill” or similar agreement applicable to Parent, this Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger. The Merger does not constitute a “control share acquisition” under Section 607.0902 of the FBCA.

Section 4.21    Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent its good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses the Company has incurred or will incur following the date hereof (to the extent unpaid as of the date hereof) in connection with this Agreement and the transactions contemplated hereby.

Section 4.22    Opinion of Financial Advisor. The Company has received the opinion of the Company Financial Advisor, dated as of the date of this Agreement, that, as of such date and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Section 4.23    Customers and Suppliers. Section 4.23 of the Company Disclosure Letter sets forth a complete and accurate list of the ten largest customers (measured by aggregate billings) and the ten largest suppliers (measured by the aggregate amount purchased) of the Company and its Subsidiaries during the fiscal year ended on December 31, 2016. Except as set forth on Section 4.23 of the Company Disclosure Letter, no material customer or supplier of the Company and its Subsidiaries required to be listed on Section 4.23 of the Company Disclosure Letter has cancelled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified the Company or its Subsidiaries in writing of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially and adversely alter (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid as the case may be) its commercial relationship with the Company or its Subsidiaries. The Company has no Knowledge that any supplier of the Company and its Subsidiaries required to be listed on Section 4.23 of the Company Disclosure Letter whose contract with the Company and its Subsidiaries (as applicable) is due to expire prior to March 1, 2018 does not intend to renew such contract on substantially similar terms to those currently in effect.

Section 4.24    Insurance. Except as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance policies with reputable insurance carriers against all risks sufficient to comply with applicable Law and all Contracts of the Company and the Company Subsidiaries. Except for matters which, individually or in the aggregate, have not, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date hereof, all such insurance policies are in full force and effect, no written notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

Section 4.25    Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since January 1, 2015, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.26    No Other Representations or Warranties. The Company acknowledges that (i) neither Parent nor Merger Sub has made any representation or warranty, express or implied, as to Parent or Merger Sub or the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company, except as expressly set forth in this Agreement, (ii) the Company has not relied on any representation or warranty from Parent or Merger Sub or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in this Agreement, and (iii) no Person shall have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company or any other Person, or the Company’s or any other Person’s use, of any information, documents or materials made available to the Company or any other Person in any physical or electronic form (including in any “data room”), management presentations, memoranda or in any other form in expectation of the Merger.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01    Conduct of Business by the Company. Except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly required by this Agreement; (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the Ordinary Course of Business. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly required by this Agreement; (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (A) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b); or (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (B) required tax withholding in connection with the exercise, vesting and settlement of Company Stock Awards, and (C) forfeitures of Company Stock Awards;

(b)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) (i) any shares of capital stock of the Company or any Company Subsidiary other than (A) the issuance of Company Common Stock upon the exercise, vesting or settlement of Company Stock Awards or other awards pursuant to the Company Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time and (B) the issuance of Company Common Stock under the Company ESPP with respect to options outstanding thereunder as of the date of this Agreement; (ii) any other equity interests or voting securities of the Company or any Company Subsidiary; (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (v) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary; or (vi) any stock-related, cash-based, performance or similar awards or bonuses or any other award that may be settled in Company Common Stock in which the value of the securities is linked directly or indirectly to the price or value of any Company Common Stock;

(c)    (i) amend the Company Charter or the Company By-laws, (ii) waive the exclusive jurisdiction requirement of the amendment to the Company By-laws or (iii) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (i), (ii) or (iii), as may be required by Law or the rules and regulations of the SEC or NASDAQ;

(d)    make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law;

(e)    directly or indirectly acquire or agree to acquire in any transaction any equity interest in any Person or business or division thereof or any properties or assets, in each case with an aggregate purchase price in excess of $2,500,000 in any transaction or series of related transactions or $5,000,000 in the aggregate, except (i) acquisitions in the Ordinary Course of Business; (ii) acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries or (iii) as disclosed in Schedule 5.01(e) of the Company Disclosure Letter;

(f)    except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(h), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (including Owned Real Property) or any interests therein, in each case with an aggregate value or purchase price in excess of $500,000 in any transaction or series of related transactions or $1,000,000 in the aggregate, other than (i) in the Ordinary Course of Business; or (ii) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(g)    except in the Ordinary Course of Business, cancel, fail to renew, or assign any material Real Property Lease;

(h)    (i) incur, issue, modify, renew, syndicate or refinance any Indebtedness, except for (A) Indebtedness under the Company’s existing revolving credit facility provided that the amount outstanding thereunder at any time does not exceed the amount outstanding thereunder as of the date hereof (other than in the Ordinary Course of Business); or (B) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries (provided that amounts incurred under this sub-clause (B) by foreign Company Subsidiaries shall solely be incurred in the Ordinary Course of Business) or (ii) make any loans, capital contributions or advances to any Person (other than (x) the Company, (y) any wholly-owned domestic Company Subsidiary and (z) any wholly-owned foreign Company Subsidiary (provided that loans, capital contributions and advances to wholly-owned foreign Company Subsidiaries under this sub-clause (z) shall solely be incurred in the Ordinary Course of Business);

(i)    (i) negotiate, enter into, amend or extend any Collective Bargaining Agreement, (ii) enter into any agreement or arrangement with any current or prospective director, employee, consultant or independent contractor, other than in the Ordinary Course of Business with respect to employees and independent contractors with annualized compensation that does not exceed $250,000, (iii) accelerate the vesting or payment of, or increase the amount of, the compensation or benefits with respect to any current or former employee, director, consultants or independent contractor of the Company or any Company Subsidiary, other than in the Ordinary Course of Business with respect to employees with annualized compensation that does not exceed $250,000, (iv) adopt, materially amend or terminate any Company Benefit Plan (or any plan, program, policy, arrangement, contract or understanding that would be a Company Benefit Plan if it were in existence on the date of this Agreement), including changing the level or basis of participation of any current or former employee, director, consultant or independent contractor under any such Company Benefit Plan (or such other plan, program, policy, arrangement, contract or understanding), except as may be required by applicable Laws, (v) hire or engage, or terminate (other than for cause) the employment or engagement of any officer, employee, consultant or independent contractor with annualized compensation in excess of $250,000, or (vi) grant any Company Stock Award or any change in control or transaction-based compensation or benefits to any current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary;

(j)    assign, transfer, lease, cancel, fail to renew or fail to extend any Company Permit necessary for the Company to operate in the Ordinary Course of Business;

(k)    except as permitted by Section 6.05, settle, compromise or agree to settle any action or claim (including any action or claim relating to this Agreement or the transactions contemplated hereby), or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitration (A) that involve the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount not in excess of $2,500,000 in the aggregate by the Company or any Company Subsidiary, (B) that do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company and the Company Subsidiaries, taken as whole, (C) that do not relate to the transactions contemplated hereby and (D) that do not involve the issuance of any equity or voting interests;

(l)    abandon, encumber, convey title (in whole or in part), assign, transfer, license or grant any material right or other licenses to Owned Intellectual Property Rights other than in the Ordinary Course of Business;

(m)    except as required by applicable Law (i) make, change or revoke any material election with respect to Taxes, (ii) change any material Tax accounting method (or file a request to make any such change), (iii) file any amended Tax Return that would reasonably be expected to result in a material increase in Taxes before or after the Closing, (iv) settle or compromise any material Tax liability, (v) enter into any closing agreement with respect to any material Tax, (vi) surrender any right to claim a material Tax refund, (vii) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business or (2) an extension of the statute of limitations granted in the Ordinary Course of Business in connection with a state or local Tax audit or examination to prevent an imminent assessment of such state or local Taxes;

(n)    adopt or implement any shareholder rights plan or similar arrangement;

(o)    make or authorize capital expenditures except (i) in the Ordinary Course of Business, (ii) otherwise in an amount not to exceed $1,000,000 in the aggregate or (iii) to the extent permitted under Section 5.01(e);

(p)    (i) enter into a material joint venture or partnership or similar third party business enterprise or (ii) enter into a new line of business or make any material change in the lines of business in which it engages as of the date hereof;

(q)    (i) other than in the Ordinary Course of Business, (a) materially modify, amend or waive any material right under or renew any Material Contract or (b) enter into any new Contract that would constitute a Material Contract if existing on the date hereof, (A) enter into or extend the term or scope of any contract or agreement that purports to materially restrict the Company, or any Company Subsidiary, from engaging or competing in any line of business or in any geographic area, or (B) enter into any Material Contract that would be breached by, or require the consent of any other Person in order to continue such contract or agreement in full force following, consummation of the transactions contemplated by this Agreement, solely in the case of clause (i) above, other than as permitted under another subsection of this Section 5.01; or

(r)    agree to take any of the foregoing actions.

Section 5.02    Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement, as required by applicable Law or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any actions or omit to take any actions that would or would be reasonably likely to impair, interfere with, hinder or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.03    No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04    No Solicitation; Change in Recommendation.

(a)    Subject to Section 5.04(b) and (c), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, (x) the Company shall and shall cause each of its Subsidiaries and its and their respective officers, directors and employees and (y) the Company shall instruct and use commercially reasonable efforts to cause each of its consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives (collectively, including the Persons identified in the immediately preceding clause (x), “Representatives”) to (i) immediately cease any discussions or negotiations with any Persons that have occurred or are currently ongoing with respect to an

Alternative Proposal and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Alternative Proposal.

(b)    Notwithstanding anything to the contrary contained in Section 5.04(a), if at any time on or after the date hereof and prior to obtaining the Company Shareholder Approval (but not thereafter), the Company or any of its Representatives receives a written Alternative Proposal from any Person or group of Persons, which Alternative Proposal did not result from any breach of this Section 5.04, (A) if the Company Board determines that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Florida Law and (B) if the Company Board determines in good faith, After Consultation, that such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Alternative Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Alternative Proposal. The Company shall promptly (and in any event within 24 hours) provide to Parent (i) to the extent in the possession of the Company, its Subsidiaries or their respective Representatives, an unredacted copy of the transaction documents for any such Alternative Proposal provided to the Company or any of its Subsidiaries (including unredacted copies of any proposal letters, side letters, other ancillary document and/or financing commitments (including any fee letters) relating thereto) and (ii) a written summary of the material terms of any such Alternative Proposal not covered by clause (i) (including any financing commitments relating thereto). The terms and existence of any such Alternative Proposal, the identity of the Group or group of Persons making such Alternative Proposal, and all information provided to Parent pursuant to Section 5.04(c) and Section 5.04(d) shall be deemed “Confidential Information” under, and subject to the terms of, the Confidentiality Agreement.

(c)    The Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Alternative Proposal on a prompt basis (and in any event within 24 hours) and upon the reasonable request of Parent shall apprise Parent of the status of such Alternative Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.04.

(d)    Except as expressly permitted by this Section 5.04(d) or Section 5.04(e), the Company Board shall not (i)(A) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) if requested in writing by Parent, fail to publicly recommend to the Company’s shareholders rejection of an Alternative Proposal (including any tender or exchange offer) within 10 Business Days after the announcement or commencement thereof, or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company an Alternative Proposal (actions described in this clause (i) being referred to as an “Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Alternative Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.04(b)) (each, a “Company Acquisition Agreement”) or (iii) terminate this Agreement pursuant to Section 8.01(d). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, but not after, in connection with an Alternative Proposal that did not result from a violation of Section 5.04, the Company Board may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(d) if the Company Board has determined in good faith, After Consultation, (x) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Florida Law and (y) that such Alternative Proposal constitutes a Superior Proposal; provided, however, that prior to making any such Adverse Recommendation Change or terminating this Agreement (1) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall include, to the extent in the possession of the Company, its Subsidiaries or their respective Representatives, an unredacted copy of the Superior Proposal, an unredacted copy of the most recent draft of the relevant proposed transaction agreements and an unredacted copy of any proposal letter, side letter, other ancillary document and/or financing commitments (including fee letters) relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent has notified the Company that it wishes to so negotiate, to enable Parent to submit to the Company prior to the expiration of the aforementioned notice period a proposed definitive amendment to this Agreement (in such form which, if accepted and approved by the Company Board and entered into, would constitute a binding definitive agreement among the Company, Parent and Merger Sub) (and, if applicable, the Financing Letter and/or any other material transaction documents), and (3) if Parent shall have submitted to the Company prior to the expiration of such notice period the proposed definitive amendments described in clause (2), the Company Board shall have determined in good faith, After Consultation, that after giving effect to such proposed amendments and entering into the definitive amendment to this Agreement (and, if applicable, the Financing Letter and/or any other material transaction documents) proposed by Parent that the Superior Proposal would continue to constitute a Superior Proposal; provided, further, however, (i) that any change to the price or other material change to the material terms of such Superior Proposal will require a new written notice to be delivered by the Company to Parent consistent with the content requirements described in clause (1) above and a new two Business Day period and negotiation period shall commence under this Section 5.04(d), (ii) the Company has complied in all material respects with its obligations under this Section 5.04, and (iii) purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is made in accordance with Section 8.01(d) and the Company pays Parent the applicable Termination Fee in accordance with Section 8.03 prior to or concurrently with such termination.

(e)    Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, solely in response to an Intervening Event, the Company Board may effect an Adverse Recommendation Change if the Board of Directors of the Company has determined in good faith, After Consultation, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Florida Law; provided, however, that prior to taking such action, (x) the Company Board has given Parent at least four Business Days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent has notified the Company that it wishes to so negotiate, to enable Parent to submit to the Company prior to the expiration of the aforementioned notice period a proposed definitive amendment to this Agreement (in such form which, if accepted and approved by the Company Board and entered into, would constitute a binding definitive agreement among the Company, Parent and Merger Sub) (and, if applicable, the Financing Letter and/or any other material transaction documents) and (z) if Parent shall have submitted to the Company prior to the expiration of such notice period the proposed definitive amendments described in clause (y), the Company Board shall have determined in good faith, After Consultation, that after giving effect to such proposed amendments and entering into the definitive amendment to this Agreement (and, if applicable, the Financing Letter and/or any other material transaction documents) proposed by Parent, that failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Florida Law.

(f)    Nothing contained in this Section 5.04 shall prohibit the Company from (x) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A under the Exchange Act or (y) making any disclosure to its shareholders if the Company Board determines in good faith, After Consultation, that making such disclosure would be required by applicable Law (and, in the case of the Company Board’s fiduciary duties, not making such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under Florida Law) or (ii) making any “stop-look-and-listen” communication to its shareholders pursuant to Section 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company whether or not in the context of a tender offer or exchange offer that discloses the occurrence of any state of facts, events, conditions or developments but does not include an Adverse Recommendation Change); provided that, it is hereby acknowledged and agreed that a factually accurate public or other statement made by the Company (including in response to any unsolicited inquiry, proposal or expression of interest made by any Person to the Company not in violation of this Section 5.04) that describes the operations of the provisions of this Section 5.04 and of Section 8.01(d) will not, in and of itself, constitute an Adverse Recommendation Change for any purpose of this Agreement; provided, further, in any of the foregoing, so long as any such statement includes an express reaffirmation of the Company Recommendation.

(g)    For purposes of this Agreement:

(i)    “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, tender or exchange offer, dual listed company structure, other business combination or similar transaction involving the Company which would result in any Person or Group beneficially owning 25% or more of the outstanding equity interests of the Company or any successor or parent company thereto; (ii) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 25% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or Group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Company; (iv) transaction in which any Person (or the shareholders of any Person) or Group shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 25% or more of the Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Company; (v) any recapitalization (leveraged or otherwise) or special dividend, reorganization, liquidation or dissolution; or (vi) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)    “Intervening Event” means any material event, change, effect, condition, occurrence, development, fact or circumstances that (A) is unknown and not reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Company Board as of the date hereof and (B) does not relate to any Alternative Proposal by a third party; any development, general change in the industries the Company and its Subsidiaries operate in, changes in the market price or trading volume of the shares of Company Common Stock; or the fact in and of itself that the Company exceeds internal or published projections.

(iii)    “Superior Proposal” means a bona fide written Alternative Proposal (provided, that for purposes of this definition all references to 25% contained in the definition of “Alternative Proposal” shall be deemed to be references to 80% which the Company Board determines in good faith, After Consultation, to be more favorable to the Company’s shareholders, from a financial point of view, than the Merger, and is reasonably capable of being consummated, taking into account all financial, legal, financing, regulatory and other aspects of such Alternative Proposal that are reasonably relevant to a determination of the likelihood of consummation of such Alternative Proposal (including the reputation of the Person or Group making the Alternative Proposal) and after having considered any binding proposed definitive amendment to this Agreement made by Parent and considered and negotiated in good faith by the Company as required by Section 5.04(d).

(iv)    “Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality terms not materially less favorable in the aggregate, and “standstill” terms not materially less favorable, to the Company than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from submitting an Alternative Proposal to the Company Board); provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.04.

Section 5.05    Financing Commitments.

(a)    Parent and Merger Sub shall (i) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Financing Letter and (ii) not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Letter without the written consent of the Company.

(b)    Parent and Merger Sub shall (i) use reasonable best efforts to maintain in effect the Financing Letter in accordance with the terms and subject to the conditions thereof, (ii) satisfy all conditions to the Financing Letter that are applicable to Parent and Merger Sub that are within their control in order to consummate the Financing at or prior to the Closing Date required by Section 1.02, (iii) comply with their obligations under the Financing Letter and (iv) enforce their rights under the Financing Letter in the event of a breach by any other party thereto. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to the Financing Letter of which Parent and Merger Sub become aware and (y) of the receipt by Parent or Merger Sub of any notice or other communication from any Financing source with respect to any (A) breach, default, termination or repudiation by any party to the Financing Letter of any provisions of the Financing Letter or (B) dispute or disagreement between the parties to the Financing Letter that could cause the Financing to become unavailable. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence; provided, however, that neither Parent nor Merger Sub shall be under any obligation to provide any information that, if provided, would, in accordance with advice provided to Parent and Merger Sub by their outside legal counsel, adversely affect the ability of Parent or Merger Sub to assert attorney-client or attorney work product privilege or a similar privilege.

(c)    In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Financing Letter for any reason and such portion is reasonably required to fund the Required Amounts, each of Parent and Merger Sub shall use best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, debt financing from debt financing sources (the “Alternative Financing”) in an amount sufficient to pay the Required Amounts. In the event that Alternative Financing shall be obtained pursuant to this Section 5.05(c), each of Parent and Merger Sub shall comply with its covenants in Section 5.05(a) and Section 5.05(b) with respect to such Alternative Financing.

(d)    Each of Parent and Merger Sub acknowledges and agrees that neither the availability nor the terms of the Financing or any Alternative Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger.

Section 5.06    Debt Financing.

(a)    It is acknowledged that (x) Parent intends to, either directly or indirectly through an Affiliate of Parent, obtain certain senior debt financing(s) (collectively, the “Debt Financing”) in connection with the transactions contemplated under this Agreement on the Closing Date and (y) on and after the date of this Agreement, in connection with any such Debt Financing, Parent and/or its Affiliates may obtain commitments for such Debt Financing and enter into certain commitment letters in respect thereof (each such commitment letter, together with all exhibits, schedules and annexes thereto, and fee letters executed in connection therewith, in each case, as amended, restated, modified or otherwise supplemented from time to time, a “Debt Commitment Letter”). The terms and conditions of any Debt Financing and any Debt Commitments Letters shall be solely determined by the parties to the applicable Debt Financing and/or Debt Commitment Letters, as applicable, and, for the avoidance of doubt, the Company and its Subsidiaries shall not have any right of consent with respect thereto (and such terms and conditions need not be acceptable to the Company and its Subsidiaries). Nothing in this Agreement restricts Parent’s or Merger Sub’s ability to enter into any such Debt Commitment Letters, or other documentation, with respect to any Debt Financing. Parent and Merger Sub may amend, restate, supplement or otherwise modify the Debt Commitment Letters or the documentation related to the Debt Financing at any time without limitation. Notwithstanding anything else provided in this Agreement, Parent and Merger Sub shall have no obligation to provide any updates, notice or other information with respect to the Debt Financing and/or the Debt Commitment Letters, as applicable, to the Company or its Subsidiaries. If all or any portion of any Debt Financing becomes unavailable (including, without limitation, on the terms and conditions contemplated in a Debt Commitment Letter) the Parent may, but shall in no way be obligated or required under this Agreement to, arrange replacement debt financing in respect thereof and obtain any new debt financing commitment letter(s) with respect thereto. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub expressly acknowledges and agrees that neither the availability nor terms of the Debt Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger.

(b)    Prior to Closing, the Company agrees to use its reasonable best efforts to provide (and to cause the Company Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to provide) Parent and Merger Sub with such cooperation that is reasonably necessary or customary in connection with the Debt Financing as may be reasonably requested by Parent. Such cooperation shall include reasonable best efforts in respect of the following:

(i)    participation in, and assistance with, as applicable, the Marketing Efforts related to the Debt Financing;

(ii)    delivery to Parent, Merger Sub and the Debt Financing Sources of the Debt Financing Information and all Debt Financing Deliverables as promptly as reasonably practical following Parent’s request;

(iii)    customary assistance to Parent in the preparation of the Debt Financing Documents (in each case, including any exhibits and schedules thereto);

(iv)    taking such actions as are reasonably requested by Parent or Merger Sub to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing that are within the Company’s or any Company Subsidiary’s control;

(v)    upon reasonable request, to identify any material non-public information contained in the Marketing Materials and comply with Regulation FD to the extent applicable to such material non-public information (provided, that the Company shall be under no obligation to publicly disclose any material non-public information if, in the reasonable discretion of the Company, it determines that it is inappropriate to do so); and

(vi)    deliver such due diligence materials as is reasonably available to it and as is reasonably requested by Parent and customarily delivered in connection with procuring and entering into any Debt Commitment Letters, any documentation and agreements with respect to the Debt Financing and in connection with the Marketing Materials;

(vii)    provided that (A) no agreement executed by the Company or any of the Company Subsidiaries shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under any such agreement that is not contingent upon the Closing or that would be effective prior to the Effective Time (provided that the Company will execute customary authorization letters required by the Debt Financing Sources in connection with the Debt Financing) and (B) the foregoing provisions shall not require cooperation to the extent it would (i) interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, (ii) result in the Company or the Company Subsidiaries paying any commitment or other fee prior to the Effective Time, (iii) cause any condition to Closing set forth in Sections 7.01 or 7.03 to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (iv) cause the Company or the Company Subsidiaries to incur liability in connection with the Debt Financing prior to the Effective Time, (v) cause any director, officer or employee of the Company or the Company Subsidiaries to incur any personal liability (including that none of the boards of directors (or equivalent bodies) of the Company and the Company Subsidiaries as constituted prior to the Effective Time shall be required to enter into any resolutions or take similar action approving the Financing), (vi) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Laws or under any material Contract to which the Company or any Company Subsidiary is a party in effect on the date hereof, (vi) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any Company Subsidiaries or would otherwise be restricted from disclosure in accordance with the proviso in Section 6.02 or (vii)

require the Company to prepare separate financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X prior to the Effective Time for any Company Subsidiary or any subsidiary or other investment that is not consolidated or any other affiliate of the Company.

(c)    The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Debt Financing, in accordance with customary practice and subject to any reasonable restrictions that the Company may impose; provided that the logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company and the Company Subsidiaries or the reputation or the goodwill of the Company and the Company Subsidiaries.

(d)    All non-public or otherwise confidential information regarding the Company obtained by Parent or Merger Sub or any of their respective Representatives pursuant to this Section 5.06 shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company agrees that Parent and Merger Sub may share non-public or otherwise confidential information with the Debt Financing Sources (including potential Debt Financing Sources) and ratings agencies in connection with the Marketing Efforts relating to the Debt Financing if the recipients of such information agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books, provided that the Company has, prior to any such disclosure by Parent and Merger Sub, had an opportunity to review such confidentiality agreements and confidentiality provisions and such agreements or provisions provide confidentiality obligations under Regulation FD.

(e)    Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation contemplated by Section 5.06(b).

(f)    Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and its Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Debt Financing and the provision of any information utilized in connection therewith and the delivery of the payoff letters pursuant to Section 2.02(j) (other than arising from (i) fraud or intentional misconduct by the Company or its Subsidiaries or (ii) any written information, including financial statements, provided by the Company or any of its Subsidiaries for use in connection with the Debt Financing). The foregoing indemnification obligation shall survive the Closing and any termination of this Agreement.

ARTICLE VI

Additional Agreements

Section 6.01    Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)    Proxy Statement; Schedule 13E-3.

(i)    As reasonably promptly as practicable following the date of this Agreement (and in any event on or before the date that is 20 Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting and the transactions contemplated by this Agreement, which shall include any materials required to be provided to the Company’s shareholders pursuant to the FBCA (together with any amendments or supplements thereto, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates, including Merger Sub, to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information required by SEC rules and regulations and as otherwise reasonably requested by the Company to be included therein. The Company shall reasonably promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement or response in advance of its submission (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent.

(ii)    In connection with the filing of the Proxy Statement, the Company, Parent and Merger Sub will cooperate to (A) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the transactions contemplated by this Agreement (the “Schedule 13E-3”), and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (B) reasonably promptly notify the other parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Schedule 13E-3 and shall provide such other parties with copies of all correspondence between such receiving party, on the one hand, and the SEC, on the other hand, (C) use their reasonable best efforts to respond as reasonably promptly as practicable to any comments received from the SEC with respect to such filings (after consultation with each other in accordance with the last sentence of this paragraph), (D) as promptly as reasonably practicable (after consultation with each other in accordance with the last sentence of this paragraph), prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, and (E) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting. Notwithstanding the foregoing, prior to responding to any comments of the SEC or filing any amendments or supplements with respect to the Schedule 13E-3, the parties (i) shall provide each other a reasonable opportunity to review and comment on any such response or filing in advance of its submission and (ii) shall consider in good faith all comments reasonably proposed by the other parties.

(iii)    The Company, Parent and Merger Sub shall each use its reasonable best efforts to cause all documents that it is responsible for filing with the SEC or other Governmental Entities under this Section 6.01(a) to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

(b)    If prior to the Effective Time any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement or Schedule 13E-3 which is required to be described in the Proxy Statement or Schedule 13E-3, in each case including any amendment or supplement thereto, Parent shall reasonably promptly (and in any event within 24 hours) notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Schedule 13E-3, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c)    If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Schedule 13E-3, which is required to be described in the Proxy Statement or Schedule 13E-3, in each case including any amendment or supplement thereto, the Company shall reasonably promptly (and in any event within 24 hours) notify Parent of such event, and the Company shall as reasonably promptly as practicable file any necessary amendment or supplement to the Proxy Statement or Schedule 13E-3with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)    Except if the Company Board shall have made an Adverse Recommendation Change as permitted by and in all material respects in accordance with Section 5.04(d) and Section 5.04(e) or shall have terminated this Agreement in accordance with Section 8.01, the Company shall, as reasonably promptly as practicable after the later of (x) the 10-day waiting period under Rule 14a-6(a) under the Exchange Act and (y) the date on which the SEC confirms that it has no further comments on the Proxy Statement and Schedule 13E-3 (such later date, the “Clearance Date”), duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of seeking the Company Shareholder Approval (it being hereby acknowledged and agreed that, subject to the last sentence of Section 6.01(f), the date of the Company Shareholders Meeting shall not be less than 30 days nor more than 35 days after notice of such meeting is first furnished, sent or given by the Company to the Company’s Shareholders).

In connection with the foregoing, the Company shall (i) as reasonably promptly as practicable after the Clearance Date cause the Proxy Statement to be mailed to the Company’s shareholders (and in no event more than four Business Days after the Clearance Date); and (ii) subject to Section 5.04, use its commercially reasonable efforts to solicit proxies to obtain the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) at the Company Shareholders Meeting and shall include such recommendation in the Proxy Statement, in each case, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.04(d) and Section 5.04(e).

(e)    Without limiting the generality of the foregoing, the Company agrees that, its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal. Unless this Agreement is terminated in accordance with its terms and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee in accordance with Section 8.03(a), the Company agrees that it shall not submit to the vote of the Company’s shareholders any Alternative Proposal (whether or not a Superior Proposal).

(f)    Record Date and Adjournment. Within 2 Business Days after the date hereof, the Company shall make the inquiry required by Rule 14a-3(a)(1) under the Exchange Act within the time period specified by such Rule 14a-3(a)(3). Once the Company has established the record date for the Company Shareholders Meeting (the “Record Date”), the Company shall not change the Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Shareholders Meeting (after consulting with Parent), and at the written request of Parent the Company shall postpone or adjourn the Company Shareholders Meeting, if (i) there are holders of an insufficient shares of the Company Common Stock present or represented by proxy at the Company Shareholders Meeting to constitute a quorum at the Company Shareholders Meeting; or (ii) the Company is required to postpone or adjourn the Company Shareholders Meeting by applicable Law, order or a request from the SEC or its staff.

Section 6.02    Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its

Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, After Consultation, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party entered into prior to the date of this Agreement (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege; or (iii) violate any Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of August 7, 2017, between TPG Global, LLC and the Company (the “Confidentiality Agreement”).

Section 6.03    Efforts to Consummate.

(a)    Subject to the terms and conditions herein provided and except to the extent a different standard of efforts is otherwise expressly set forth in any of the provisions of this Agreement, each of Parent and the Company shall use their respective reasonable best efforts to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within 15 Business Days immediately following the date of this Agreement, (B) make all other required filings pursuant to other Regulatory Laws with respect to the transactions contemplated hereby as reasonably promptly as practicable, and (C) not extend any waiting period under the HSR Act or enter into any agreement with the Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other Regulatory Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible.

(b)    Each of Parent and the Company shall, in connection with the actions referenced in Section 6.03(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Laws, (i) reasonably cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel reasonably informed of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c)    In furtherance and not in limitation of the covenants of the parties contained in Section 6.03(a) and 6.03(b), but subject to Section 5.01 (and in no event limiting the obligations of Parent under this Section 6.03(c)), unless Parent and the Company shall otherwise agree, Parent and the Company shall use reasonable best efforts to take any and all steps permitted by Law to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party in respect of Regulatory Laws, and (ii) avoid or eliminate each and every impediment under any Regulatory Law so as to enable the Closing to occur no later than the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries or (ii) otherwise taking or committing to take actions that after the Closing would limit Parent’s and/or its Subsidiaries’ (including the Company’s and the Company Subsidiaries’) freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Parent, the Company and/or their respective Subsidiaries; provided, however, that any action contemplated by the immediately precedent clauses (A) and (B) shall be conditioned upon the consummation of the transactions contemplated by this Agreement, including the Merger.

(d)    The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(d) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(e)    Each of the Company and Parent shall use their respective reasonable best efforts to give any notices to third parties other than Governmental Entities, and use reasonable best efforts to obtain any consents from third parties other than Governmental Entities required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect prior to or after the Effective Time, in each case, to the extent reasonably requested by the other Party; it being understood that neither the Company nor Parent shall be required to make any payments or concessions in connection with the fulfillment of its obligations under this Section 6.03(e).

Section 6.04    Indemnification, Exculpation and Insurance.

(a)    Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, agents or employees of the Company and the Company Subsidiaries as provided in their respective articles of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their respective terms, and Parent shall cause the Company and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, each of Parent and the Surviving Company agrees that it will, to the maximum extent set forth in the Company Charter and Company By-laws and under applicable Law, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (collectively, the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action, arising out of or pertaining to (i) matters existing or occurring at or prior to the Effective Time (including the decision of the Company Board to enter into this Agreement, the terms of this Agreement and the pendency and consummation of the transactions and actions contemplated hereby) or (ii) the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (A) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) Business Days of receipt by the Surviving Corporation from the Company Indemnified Party of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the FBCA or the Company Charter or Company By-laws (in each case as in effect immediately prior to the Effective Time), to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the Surviving Corporation as authorized by the FBCA, (B) without limiting the foregoing, each Company Indemnified Party may retain the Company’s regularly engaged independent legal counsel (provided that such engagement would not create a conflict of interest under applicable rules of ethics) or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Party as promptly as statements therefor are received, (C) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Company Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Company Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Company Indemnified Party otherwise consents, and (D) Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the defense of any such matter.

(b)    In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.04.

(c)    For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or provide substitute policies for the Company and its Subsidiaries and its and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 350% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04(c)

for the Maximum Amount, then it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)    For a period of six (6) years after the Effective Time, the respective articles of incorporation and bylaws or similar organizational or governing documents of the Surviving Corporation and the Company Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Company Indemnified Parties for periods prior to and including the Effective Time than are currently set forth in the Company Charter and Company By-laws and the articles of incorporation, bylaws, or similar organizational and governing documents of the Company Subsidiaries.

(e)    The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(f)    From and after the Effective Time, Parent (i) shall cause the Surviving Corporation and the Company Subsidiaries to honor, in accordance with their respective terms, the covenants contained in this Section 6.04 and (ii) shall guarantee the prompt payment of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.04.

Section 6.05    Transaction Litigation. The Company shall give Parent the opportunity to reasonably participate in the defense or settlement of any shareholder litigation against the Company and/or its directors, officers or significant shareholders relating to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor any Representative of the Company shall compromise, settle or come to an arrangement regarding any such shareholder litigation, in each case unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.06    Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07    Public Announcements. Subject to Section 5.04, and unless and until an Adverse Recommendation Change has occurred and has not been rescinded, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.07 shall limit the ability of any party hereto to make internal announcements to their respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.08    SEC Documents. After the date of this Agreement and through the Closing, the Company will promptly notify Parent of, and promptly provide to Parent, any comment letters it receives from the SEC or its staff in respect of any reports, schedules, forms statements and other documents furnished or filed by the Company with the SEC.

ARTICLE VII

Conditions Precedent

Section 7.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to (and continuing through) the Effective Time of the following conditions:

(a)    Shareholder Approval. The Company Shareholder Approval shall have been obtained at the Company Shareholders Meeting.

(b)    Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c)    No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

Section 7.02    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to (and continuing through) the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, Section 3.02 and 3.06) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein) at and as of the date hereof and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.01, Section 3.02 and 3.06 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)    Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, certifying to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

Section 7.03    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver on or prior to (and continuing through) the Effective Time of following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in the first, second, third-to-last and last sentences of Section 4.03(a), Section 4.03(c), Section 4.04, the first sentence of Section 4.08, Section 4.14, Section 4.20 and the first sentence of Section 4.21) shall be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein) at and as of the date hereof and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in the first, second, third-to-last and last sentences of Section 4.03(a), Section 4.03(c), Section 4.04, Section 4.14, Section 4.20 and the first sentence of Section 4.21 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); provided, that if one or more inaccuracies in the representations and warranties set forth in the first, second, third-to-last or last sentence of Section 4.03(a) or Section 4.03(c) would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger or consummate the other transactions contemplated by this Agreement, whether pursuant to Article II or otherwise, to increase by $5,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (ii) of this Section 7.03(a); and (iii)

the representations and warranties of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the date hereof and at and as of the Closing as if made at and as of such time.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    No Company Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)    Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if the Merger is not consummated on or before April 30, 2018 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement shall have proximately caused the failure of the Closing to be consummated by the End Date;

(ii)    if the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; or

(iii)    if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken.

(c)    by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this

Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in a manner that would cause the conditions set forth in Section 7.03(a) or Section 7.03(b) not to be satisfied;

(d)    by the Company prior to receipt of the Company Shareholder Approval, but not after, in order to accept a Superior Proposal or in the event that an Adverse Recommendation Change has occurred, in each case provided the Company has complied in all material respects with its obligations set forth in Section 5.04(d) and Section 5.04(e) and provided that the Company pays the Termination Fee prior to or simultaneously with such termination (it being understood that the Company may enter into a definitive written agreement with respect to a Superior Proposal simultaneously with such termination of this Agreement);

(e)    by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.03 have been and remain satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the time of such termination), (ii) the Company has irrevocably notified Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement and that the conditions in Section 7.02 are satisfied or waived (other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the time of such termination), and (iii) Parent and Merger Sub have failed to consummate the transactions contemplated by this Agreement within two Business Days following the Company’s delivery of such notice;

(f)    by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) if Parent is then in breach of this Agreement in a manner that would cause the conditions set forth in Section 7.02(a) or Section 7.02(b) not to be satisfied; or

(g)    by Parent, in the event that an Adverse Recommendation Change shall have occurred.

Section 8.02    Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the final sentence of Section 6.02, the indemnification and reimbursement obligations under Section 5.06, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, subject to the limitations set forth in Section 8.03(c), Section 9.07 and Section 9.12, that no such termination shall relieve any party from any liability or damages for fraud, willful misconduct or any willful breach of this Agreement (no such termination shall relieve any party from liability for any damages (including in the case (and for the benefit) of the Company, damages based on the consideration that would have otherwise been payable to the Company’s shareholders if the Merger were consummated). For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement. The parties acknowledge that the failure of any party to consummate the Merger on the date required by Section 1.02 after the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a willful breach by such party.

Section 8.03    Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(a)    The Company shall pay to Parent (or an Affiliate thereof designated by Parent in writing) the Termination Fee if:

(i)    the Company terminates this Agreement pursuant to Section 8.01(d) (Company Enters into Definitive Agreement for Superior Proposal or Company Makes Adverse Recommendation Change) or Parent terminates this Agreement pursuant to Section 8.01(g) (Company Makes Adverse Recommendation Change) or pursuant to Section 8.01(f) in respect of the Company’s failure to have complied in all material respects with any of its agreements contained in Section 5.04 (Company Breaches No Solicitation Provision); or

(ii)    (A) after the date hereof an Alternative Proposal shall have been made by a Person or Group and publicly disclosed or announced, or shall otherwise become publicly known, or any Person or Group shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Alternative Proposal; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i) (Lapse of Outside Date), Section 8.01(b)(iii) (Failure to Obtain Company Shareholder Approval) or Section 8.01(f) (other than in respect of the Company’s failure to have complied in all material respects with any of its agreements contained in Section 5.04 (Company Breaches No Solicitation Provision)); and (C) within 12 months of such termination, the Company enters into a definitive agreement providing for any Alternative Proposal, or consummates any Alternative Proposal; provided, however, that for purposes of this Section 8.03(a)(ii), the references to “25%” in the definition of “Alternative Proposal” shall be deemed to be references to “a majority”.

Any Termination Fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above simultaneously with any such termination and (y) in the case of clause (ii) above, on the earlier of the date of entering into a definitive agreement providing for any Alternative Proposal or the date of consummation of any Alternative Proposal.

(b)    The Parties acknowledge and agree (i) that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, (ii) that, without these agreements, the Parties would not enter into this Agreement and (iii) as of the date of this Agreement, it is difficult to estimate or ascertain the actual amount of damages Parent would suffer as a result of any termination of this Agreement by the Company in circumstances where the Termination Fee is payable pursuant to Section 8.03(a), and the parties intend in such circumstances that the Termination Fee would serve to compensate Parent for damages incurred in any such event, and not to serve as punishment or penalty. If the Company fails to timely pay the amount due pursuant to Section 8.03(a), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a Judgment in its favor, the Company shall pay to Parent (x) its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, and (y) interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing; provided that the maximum aggregate amount that the Company shall be required to pay pursuant to clauses (x) and (y) (but, for the avoidance of doubt, not pursuant to Section 8.03(a)), shall be $5,000,000.

(c)    The parties agree that, in the event that the Agreement is terminated pursuant to and in accordance with Section 8.01 and the Termination Fee is payable and paid to Parent in accordance with this Section 8.03, the receipt by Parent of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(b)), as applicable, shall be deemed to be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby, and, upon payment of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(b)), as applicable, the Company (and the Company Related Parties) shall have no further liability to Parent and Merger Sub under this Agreement; including for any liability or damages for willful misconduct or any willful breach of this Agreement; provided, however, that nothing in this Agreement shall relieve any party from liability for fraud. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(d)    The Company and the Company Related Parties shall have no further remedy (monetary or otherwise) against any Parent Related Party following any termination of this Agreement (apart from claims (i) against any Parent Related Party that is party to, and solely pursuant to the terms of, the Confidentiality Agreement, (ii) for indemnification or reimbursement pursuant to Section 5.06 of this Agreement, (iii) as set forth in Section 9.12(c)(iv). The provisions of this Section 8.03(d) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

Section 8.04    Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s shareholders without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties; provided that, notwithstanding anything to the contrary in this Section 8.04, any amendment to this Section 8.04, Section 9.09(b), Section 9.11 or Section 9.13 shall require prior written consent of the Debt Financing Sources.

Section 8.05    Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

Section 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail (provided that the party sending such communication receives confirmation of good transmission, in the case of a facsimile, and does not receive a delivery failure notice, in the case of an email); (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)    if to the Company, to:

Exactech, Inc.

2320 NW 66th Court

Gainesville, Florida 32653

Facsimile:	Separately Supplied
Email:	jody@exac.com
Attention:	Joel Phillips

with copies (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue

Suite 4400

Miami, FL 33131

Facsimile:	(305) 579-5589
Email:	davisj@gtlaw.com
altmand@gtlaw.com
Attention:	Jaret L. Davis
Drew M. Altman

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

Facsimile:	(212) 805-9383
Email:	neimethc@gtlaw.com
Attention:	Clifford E. Neimeth

(b)    if to Parent or Merger Sub, to:

c/o TPG Capital, L.P.

301 Commerce Street

Suite 3300

Fort Worth, TX 76102

Facsimile:	(415) 438-6893
Email:	afliss@tpg.com
Attention:	Adam Fliss

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111

Facsimile:	(415) 315-4876 (415) 315-6013
Email:	jason.freedman@ropesgray.com
paul.scrivano@ropesgray.com
Attention:	Jason S. Freedman
Paul S. Scrivano

Section 9.03    Definitions. For purposes of this Agreement:

“Action” means any claim, controversy, action, charge, cause of action, suit, litigation, arbitration, mediation, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Entity.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“After Consultation” means, with respect to the Company Board, after consultation with the Company Financial Advisor and the Company’s outside legal counsel; provided, however, that if such consultation relates solely to matters of Law, “After Consultation” means, with respect to the Company Board, after consultation with the Company’s outside legal counsel, in either case directly or through a committee of the Company Board.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City or San Francisco, California.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ESPP” means the Company’s 2009 Employee Stock Purchase Plan, as amended.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any fact, circumstance, occurrence, effect, change, event or development arising from or related to (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (k) below, to the extent disproportionately affecting the Company and its Subsidiaries relative to other companies in the industries in which the Company and its Subsidiaries operate): (a) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world, acts of war, sabotage or terrorism or epidemics or pandemics (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region of the world occurring after the date hereof; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index); (d) changes required by GAAP or other accounting standards (or interpretations thereof); (e) changes in any Laws or other binding directives issued by any Governmental Entity (or interpretations thereof); (f) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate; (g) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Company Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company

Material Adverse Effect has occurred); (h) the negotiation, execution or delivery of this Agreement, the performance by any party hereto of its obligations hereunder (other than its obligations set forth in the first sentence of Section 5.01) (provided that this clause (h) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties contained in Section 4.05) or the public announcement (including as to the identity of the parties hereto) or pendency of the Merger or any of the other transactions contemplated hereby; (i) the termination of employment of or by any of the Company’s executive officers or other employees after the public announcement of this Agreement; (j) changes in the Company’s credit rating (provided that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred); (k) the occurrence of natural disasters; (l) shareholder litigation arising from or relating to this Agreement, the Merger or any strategic alternatives considered by the Company; (m) any action taken with the prior written consent or at the written direction of Parent; (n) any Action commenced by any Person (whether derivatively in the name and right of the Company directly by any holder of Company Common Stock, or otherwise) alleging any breach of fiduciary duty by any officer or director of the Company or any violation of Law in respect of this Agreement, the Merger and any of the other transactions contemplated by this Agreement) or (o) any breach, violation or non-performance by Parent or Merger Sub of any of their respective obligations under this Agreement.

“Company Related Party” means the Company and its Subsidiaries or any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company Restricted Share” means any share of restricted Common Stock issued under any of the Company Stock Plans.

“Company Stock Award” means any Company Stock Option, Company Restricted Share or other equity or equity-based award issued under any of the Company Stock Plans.

“Company Stock Option” means any option to purchase Company Common Stock granted under any of the Company Stock Plans.

“Company Stock Plans” means the Company’s equity-based compensation plans (other than the Company ESPP), including the 2009 Executive Incentive Compensation Plan, as amended, and any other incentive compensation plan under which Company Stock Options, Company Restricted Shares or any other equity or equity-based awards are outstanding.

“Company Subsidiary” means any Subsidiary of the Company.

“Customary KYC Material” means all documentation and other information about the Company and the Company Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, that in each case has been requested in writing by Parent at least five Business Days prior to the Closing Date.

“Data Protection Laws” means all Laws, domestic and foreign, relating to privacy, security, the obligation to provide data breach notifications and the protection and/or processing of Personal Data.

“Debt Financing Deliverables” means, with respect to each applicable Debt Financing, each of the following documents required to be delivered in connection with such Debt Financing (in each case, solely to the extent customary for secured debt financing transactions): (a) (i) perfection certificates and (ii) corporate organizational documents, authorization documents and certificates, contemplated by the Debt Financing as a condition thereto or reasonably requested by Parent; (b) information and documents as may be reasonably requested by Parent in connection with the issuance by counsel to Merger Sub or Parent of legal opinions required to be delivered pursuant to any Debt Financing; (c) authorization letters in connection with the Marketing Materials; (d) to the extent required at the Closing, agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing as are reasonably requested by the Parent (including, if reasonably available to the Company at or prior to Closing, delivery to Parent of original copies of all certificated securities (with transfer powers executed in blank) evidencing equity of the Company Subsidiaries) and (e) such other documentation and items required by any Debt Commitment Letters and/or the agreements for the Debt Financing, in each case under this clause (e), to the extent reasonably requested by Parent and reasonably available to the Company or its Subsidiaries; provided that any such agreements are effective not sooner than, and subject to the occurrence of, the Closing.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including, without limitation, any credit agreements, purchase agreements, intercreditor agreements, notes and pledge and security documents pursuant to which the Debt Financing will be governed.

“Debt Financing Information” means unaudited consolidated balance sheets of the Company and its Subsidiaries for each fiscal quarter commencing after June 30, 2017 and ending at least 45 days prior to the Closing Date, and the related consolidated statements of income, statements of comprehensive income (loss), and statements of cash flows for each such fiscal quarter then-ending.

“Debt Financing Sources” means the Persons that commit to provide or otherwise enter into agreements in connection with any Debt Financing or any Alternative Debt Financing in replacement of any Debt Financing in connection with the transactions contemplated hereby, including the parties to any applicable joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents and representatives involved in the applicable Debt Financing and their respective successors and assigns.

“Department of State” means the Department of State of the State of Florida.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any other entity, trade or business that at any relevant time would be considered a single employer with the Company or any Company Subsidiary under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Company Debt” means indebtedness of the Company under that certain Credit Agreement, dated December 17, 2015, by and among the Company, the lenders from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, JPMorgan Securities, as Lead Arranger and Lead Bookrunner, and Compass Bank, as Syndication Agent, as amended and supplemented.

“Fund” means TPG Partners VII, L.P.

“Global Trade Laws” shall mean the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”); European Union (“E.U.”) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; all relevant regulations made under any of the foregoing; and other applicable economic sanctions or export and import control Laws.

“Governmental Healthcare Program” means all health benefit programs that are sponsored by a Governmental Entity, including state Medicaid programs, Medicare and Medicare Advantage, or any other health care or payment program financed in whole or in part by any domestic or international federal, state or local government.

“Group” shall have the meaning given to that term under Section 13(d)(3) of the Exchange Act.

“Healthcare Laws” means any and all Laws of any Governmental Entity pertaining to healthcare regulatory matters applicable to the operations of the Company or any Company Subsidiary including, without limitation: (i) all applicable laws concerning fraud and abuse, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a- 7b(b)), the federal Physician Self-Referral (Stark) Law (42 U.S.C. § 1395nn), and the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), (ii) the FDCA, (iii) the Medical Device Regulatory Laws; (iv) Public Health Service Act (“PHSA”), as amended, and all regulations promulgated thereunder, (v) the federal False Claims Act (42 U.S.C. § 1320a-7b(a)), as amended, (vi) the Physician Payments Sunshine Act, (vii) the Patient Protection and Affordable Care Act, (viii) the federal Medicare and Medicaid statutes, (ix) the Federal Trade Commission Act (the “FTC Act”), (x) Data Protection Laws, (xi) any other Laws governing marketing, labeling, promotion, sale, advertising, or communication related to a medical device, and (xii) all Laws similar to the foregoing within any other federal, state, local or foreign jurisdiction.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person, for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligations, (iv) the deferred purchase price of assets, services or securities (including earn outs and, in each case, other than ordinary trade accounts payable and accrued expenses), (v) all obligations, under acceptance, letter of credit, surety bonds, reimbursement obligations owed to sureties or bonding companies or similar facilities, in each case, to the extent drawn down or funded, (vi) all payment obligations under any interest swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk, or currency, commodity, swap, collar, rate cap, call option or other derivatives, (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person or (viii) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Rights” means all intellectual property rights of every kind and description, however denominated, throughout the world, including all such rights in and to (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, trade names, business and corporate names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter (“Copyrights”); (iv) internet domain names and social media accounts; (v) rights in computer programs and software (whether in source code, object code or other form), algorithms, databases, compilations and data; (vi) trade secrets, recipes, technical information, know-how, inventions (whether or not patentable), processes, techniques, designs, drawings, technologies, protocols, methods, formulas, specifications, research and development information, financial information, business and marketing plans and proposals, sales and pricing data, advertising and promotional materials, lists of suppliers, vendors, customers, and distributors and other confidential or proprietary data (“Trade Secrets”); (vii) rights of publicity and rights of privacy; (viii) all rights in the foregoing and in other similar intangible assets; (ix) all applications and registrations for the foregoing; and (x) all rights and remedies against past, present and future infringement, misappropriation or other violation of any of the foregoing.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company set forth in Section 9.03 of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge of the Persons set forth in Section 9.03 of the Parent Disclosure Letter.

“Liens” means all pledges, liens, title defects, easements, rights-of-way, encroachments, restrictions, charges, mortgages, licenses, deeds of trust, options, conditional sale agreements, rights of first offer or refusal, levies encumbrances and security interests.

“Marketing Efforts” means (a) reasonable assistance in the preparation of the Marketing Material and rating agency presentations, and (b) the participation by appropriate members of the Company’s and its Subsidiaries’ senior management, as appropriate, in a reasonable number of due diligence sessions and meetings with prospective lenders and debt investors and rating agencies, upon reasonable advance notice and at times and locations to be mutually agreed.

“Marketing Materials” means “public side” and “private side” bank books, ratings agency presentations and information memoranda and other information packages and presentations regarding the Company, in each case, to the extent in form and substance customarily provided by a borrower in secured debt financings.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NASDAQ” means the Nasdaq Stock Market.

“Off the Shelf Software” means click-wrap, shrink-wrap and off-the-shelf software that (i) has not been customized (ii) is commercially available on, and actually licensed under, standard terms, with license, maintenance, support and other fees of less than $100,000 in the aggregate and (iii) which is not distributed with or incorporated in any product or services offered by the Company or a Company Subsidiary.

“Ordinary Course of Business” means, with respect to any Person, (i) the ordinary course of business of such Person through the date hereof consistent with past practice, and (ii) in respect of Section 5.01 only, the ordinary course of business of such Person through the date hereof consistent with past practice in all material respects.

“Owned Intellectual Property Rights” means Intellectual Property Rights owned, or purported to be owned, by the Company or a Company Subsidiary.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other facts, circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to prevent or materially impair the consummation of the Merger or the other transactions contemplated by this Agreement.

“Parent Related Party” means each of Parent, Merger Sub or the Fund, any actual or prospective Debt Financing Source, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or the Fund, or any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the Ordinary Course of Business; (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (iii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (iv) non-exclusive licenses of rights in Intellectual Property Rights granted in the Ordinary Course of Business; (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings; (vi) deposits made in the Ordinary Course of Business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the Ordinary Course of Business; (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the Ordinary Course of Business to secure payment of customs duties in connection with the importation of goods; (viii) Liens resulting from applicable U.S. state or federal securities Laws; (ix) Liens incurred in the Ordinary Course of Business in connection with any purchase money security interests, equipment leases or similar financing arrangements; (x) Liens that do not materially detract from the value of such property based upon its current use or interfere in any material respect with the current use, operation or occupancy by the Company or any Company Subsidiary of such property and (xi) the Existing Company Debt.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Required Amounts” means all funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including either (i) the payment of all amounts required to be paid pursuant to the Merger (including the aggregate Merger Consideration, the Option Consideration and the amounts required to be paid pursuant to Section 2.02(k)), the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied, including any breakage costs in respect thereof, in connection with the Merger and of all fees and expenses reasonably expected to be incurred in connection with consummating the Merger and the Financing, including change of control payments under applicable employment agreements and the Company’s Change of Control Plan or (ii) the Damages Commitment (as defined in the Financing Letter).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sensitive Data” means any of the following owned or held for use by the Company or a Company Subsidiary in the Ordinary Course of Business: (i) Trade Secrets; (ii) information required by any Law, Contract or industry standard to be encrypted, masked or otherwise protected from disclosure; (iii) government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (iv) account, credit or debit card numbers, with or without any required security code, access code, personal identification number or password that would permit access to an individual’s financial account, and account information, including balances and transaction data; (v) user names, email addresses, passwords or other credentials for accessing accounts; (vi) any information that under applicable Law the loss or unauthorized access to or use of would require notification to a third party; and (vii) any other sensitive information regarding individuals or their employment, family, health or financial status.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person, or whose sole limited partner is such first Person).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, escheat, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, in each case whether disputed or not.

“Termination Fee” means a cash amount equal to $21,865,000.

“Union” means union, works council or other employee representative body.

Section 9.04    Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be considered to have the same meaning as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America.

Section 9.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06    Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07    Entire Agreement; No Third-Party Beneficiaries; No Recourse.

(a)    This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Financing Letter, the Rollover Agreement, the Confidentiality Agreement and any other written agreement entered into among the parties as of the date hereof, constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement.

(b)    Except (i) for Section 5.06 (with respect to any indemnification or reimbursement obligations), Section 6.04, Section 8.03(d), Section 9.07(c) and Section 9.12(c) and (ii) the rights of the Debt Financing Sources set forth in Section 8.04, Section 9.09(b), Section 9.11 and Section 9.13 (with respect to which each Debt Financing Source shall be a third-party beneficiary and shall be entitled to enforce such provisions), this Agreement is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies.

(c)    Other than with respect to any Retained Claim, no recourse shall be had by the Company, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at Law or in equity, whether sounding in contract, tort, statute or otherwise) against Parent, Merger Sub or any other Parent Related Party in any way under or in connection with this Agreement, the Financing Letter or any other agreement or instrument delivered in connection with this Agreement, the Financing Letter or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise). The Company hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Financing Letter or the transactions contemplated thereby (whether at Law or in equity, whether sounding in contract, tort, statute or otherwise), against Parent, Merger Sub or any Parent Related Party other than (i) against Parent or Merger Sub for their respective obligations under this Agreement, (ii) against Parent with respect to Parent’s obligation to cause the equity financing to be funded in accordance with the terms of the Financing Letter when and if the Company seeks specific performance of such obligation pursuant to, in accordance with, and subject to the limitations set forth in Section 5 of the Financing Letter and Section 9.12(b)(ii) of this Agreement (or, solely in the case of Section 9.12(c)(iv), in connection with Parent’s obligation to pay money damages, subject to the Parent Liability Cap), (iii) against the Fund with respect to the Fund’s obligation to specifically perform its obligation to make an equity contribution to Parent pursuant to the Financing Letter in accordance with the terms thereunder when and if the conditions thereto have been satisfied and the conditions in Section 7.01 and 7.02 of this Agreement are and remain satisfied (other than those conditions that, by their nature, are to be satisfied at Closing, but subject to such conditions being capable of being satisfied at such time) and (iv) against certain Parent Related Parties with respect to their obligations under, and pursuant to the terms of, the Confidentiality Agreement (the claims described in clauses (i) through (iv) against any of the Persons specified in clauses (i) through (iv) or any of their respective permitted successors or assigns, collectively, the “Retained Claims”). The Parent Related Parties are intended third-party beneficiaries of this Section 9.07(c).

Section 9.08    Governing Law. This Agreement, including all matters of construction, validity and performance and any action or proceeding (whether in contract, tort, equity or otherwise) arising out of this Agreement or any of the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to the rules of conflict of laws of such State or other jurisdiction that would cause the application of the laws of any jurisdiction other than Florida.

Section 9.09    Jurisdiction; Venue.

(a)    each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of any state or federal court located within the State of Florida for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any suit, action or proceeding relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts.

(b)    Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support, whether in contract or in tort or otherwise, any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether in law or in equity) (each, a “Financing Source Action”) against any Debt Financing Source (and/or any of their Affiliates, or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) relating to this Agreement or the Debt Financing other than in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). Any such Financing Source Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of the State of New York that would result in the application of the laws of any other state.

Section 9.10    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUCH SUIT, ACTION OR PROCEEDING AGAINST A DEBT FINANCING SOURCE AND/OR ANY OF THEIR AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, CONTROLLING PERSONS, ADVISORS, AGENTS, ATTORNEYS AND REPRESENTATIVES). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11    Assignment. No party hereto may assign, transfer or encumber this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other parties hereto, and any attempted assignment without such prior written approval shall be void and without legal effect; provided that prior to the Closing, Parent or Merger Sub may assign (a) all or any of its rights and obligations hereunder to an Affiliate or (b) all or any of its rights, but not its obligations, to any parties providing the Proposed Debt Financing pursuant to the terms hereof for the sole purpose of creating a security interest herein or otherwise assigning as collateral in respect of such Proposed Debt Financing, in the case of each of clauses (a) and (b), if such assignment does not (i) affect the obligations of the Fund under the Financing Letter or (ii) prevent, impair or delay the consummation of the transactions contemplated hereby or otherwise impede the rights of the shareholders of the Company under this Agreement. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the two immediately preceding sentences, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

Section 9.12    Specific Enforcement.

(a)    The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.09 without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)    Notwithstanding the foregoing, it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations pursuant to the terms of this Agreement to (i) prevent breaches of this Agreement by Parent and Merger Sub other than as it relates to the right to cause the Financing to be funded and to consummate the Merger and (ii) cause the Financing to be funded and to consummate the Merger, only in the event that each of the following conditions has been satisfied: (A) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied and remain satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to their being capable of satisfaction at the Closing), (B) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.02 and (C) the Company has irrevocably notified Parent in writing that it stands ready, willing and able to consummate the Closing and that all of the conditions set forth in Section 7.02 have been satisfied or waived and remain satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to their being capable of satisfaction or waiver at the Closing).

(c)    Notwithstanding anything else to the contrary in this Agreement, the Company hereby agrees (subject in each case to Section 9.12(c)(iv) below) that (apart from claims (i) against any Parent Related Party that is party to, and solely pursuant to the terms of, the Confidentiality Agreement, (ii) against the Fund for specific performance of its obligations under the Financing Letter to fund its commitment thereunder in accordance with and pursuant to the Financing Letter and (iii) for indemnification or reimbursement pursuant to Section 5.06 or Section 6.04 of this Agreement):

(i)    Except as otherwise provided in Section 9.12(c)(iv), specific performance shall be its (and any Company Related Party’s) sole and exclusive remedy against any Parent Related Party for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement, the failure of the Merger to be consummated or otherwise related to this Agreement or the transactions contemplated hereby;

(ii)    [Reserved];

(iii)    Limitations on Liabilities. Notwithstanding anything to the contrary herein but subject to Section 9.12(c)(iv):

(A)    The maximum aggregate liability of the Parent Related Parties for damages or otherwise shall be limited to $624,704,000 (the “Parent Liability Cap”). In no event shall the Company or its Affiliates seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any Parent Related Party other than Parent in connection with this Agreement or the transactions contemplated hereby; provided that the parties agree that subject to the terms and conditions of the Financing Letter, the Fund shall, and the Company may cause the Fund to, provide funds to Parent to the extent provided in the Financing Letter which shall in no event exceed the Parent Liability Cap. The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages, any Parent Related Party (other than Parent or Merger Sub to the extent provided in this Agreement), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub against the Fund or any other Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to cause the Fund (but not any other Parent Related Party (including any general partner or managing member)) to fund to Parent its commitment to the extent provided in the Financing Letter, subject to the terms and conditions thereof including the Parent Liability Cap and the other limitations described therein. Recourse against the Fund under the Financing Letter, subject to the amount of the Parent Liability Cap shall be the sole and exclusive remedy of the Company and its Affiliates against the Fund and any other Parent Related Party (other than Parent or Merger Sub to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby. The Company acknowledges that both Parent and Merger Sub are newly formed companies and do not have any material assets except in connection with this Agreement and the Financing Letter;

(B)    The provisions of this Section 9.12(c)(iii) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party; and

(iv)    Only if a court of competent jurisdiction referred to in Section 9.09 has declined, for any reason, to specifically enforce the obligations of Parent and Merger Sub to consummate the Merger pursuant to a claim for specific performance brought against Parent and Merger Sub in accordance with the terms of this Agreement, the Company may pursue a monetary damages remedy, but in any event subject to the Parent Liability Cap and Section 9.12(c)(iii). If such a court has granted an award of damages for such alleged breach against Parent, the Company may enforce such award and accept damages for such alleged breach, subject to the Parent Liability Cap and Section 9.12(c)(iii), only if, within three (3) Business Days following such award, Parent and Merger Sub have not consummated the Merger in accordance with the terms set forth herein. If the Company pursues such an enforcement suit, action or other proceeding that results in a Judgment in its favor, Parent shall pay to the Company, (x) its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, and (y) interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing; provided that the maximum aggregate amount that Parent shall be required to pay pursuant to clauses (x) and (y), shall be $5,000,000. In addition, the Company agrees to cause any legal action or proceeding still pending to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger.

Section 9.13    Exculpation of Debt Financing Sources.

(a)    Notwithstanding anything to the contrary herein, no Company Related Party shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided, that the foregoing will not limit the rights of Parent or Merger Sub or any Parent Related Party in respect of the Debt Financing (including under any commitment letter related thereto).

(b)    Without limiting the foregoing, no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(c)    Solely for purposes of Section 9.13(a), “Company Related Party” shall be deemed to include the Company and any Company Related Party’s respective affiliates and their and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

EXACTECH, INC.

By:	/s/ William Petty
Name:	William Petty
Title:	Executive Chairman

[Signature Page to Merger Agreement]

OSTEON HOLDINGS, L.P.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

OSTEON MERGER SUB, INC.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

[Signature Page to Merger Agreement]

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Section 5.04(g)(iv)
Action	Section 9.03
Adverse Recommendation Change	Section 5.04(d)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Proposal	Section 5.04(g)
Alternative Financing	Section 5.05(c)
Anti-Corruption Laws	Section 4.14
Articles of Merger	Section 1.03
Business Day	Section 9.03
Certificate	Section 2.01(c)
Clearance Date	Section 6.01(d)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Collective Bargaining Agreements	Section 4.18(a)
Commitment Letters	Section 3.09(a)
Company	Preamble
Company Acquisition Agreement	Section 5.04(d)
Company Balance Sheet	Section 4.06(c)
Company Benefit Plans	Section 4.10(a)
Company Board	Section 4.03(b)
Company By-laws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01
Company Disclosure Letter	Article IV
Company ESPP	Section 9.03
Company Financial Advisor	Section 4.21
Company Indemnified Parties	Section 6.04(a)
Company Material Adverse Effect	Section 9.03
Company Recommendation	Section 6.01(d)
Company Related Party	Section 9.03
Company Restricted Shares	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Shareholder Approval	Section 4.04
Company Shareholders Meeting	Section 4.04
Company Stock Award	Section 9.03
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Subsidiary	Section 9.03
Company Voting Debt	Section 4.03(b)
Confidentiality Agreement	Section 6.02
Consent	Section 3.03(b)
Contract	Section 3.03(a)

Copyrights	Section 9.03
Current Offering Period	Section 5.01(b)
Customary KYC Material	Section 9.03
Data Handling	Section 4.18(e)
Data Protection Laws	Section 9.03
Debt Commitment Letter	Section 5.06
Debt Financing	Section 5.06
Debt Financing Deliverables	Section 9.03
Debt Financing Documents	Section 9.03
Debt Financing Information	Section 9.03
Debt Financing Sources	Section 9.03
Department of State	Section 9.03
Dissenting Shares	Section 2.03
DOJ	Section 6.03(a)
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.15
Equity Commitment Letter	Section 3.09(a)
Equity Commitment Letters	Section 3.09(a)
Equity Financing	Section 3.09(a)
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
ESPP	Section 4.03(a)
Exchange Act	Section 9.03
Excluded Contract	Section 4.16(b)
Existing Company Debt	Section 9.03
FBCA	Preamble
Filed Company Contract	Section 4.16(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.09(a)
Financing Letter	Section 3.09(a)
Financing Source Action	Section 9.09(b)
Financing Sources	Section 5.06(a)
FDA	4.13(f)
FDCA	4.13(f)
FTC	Section 6.03(a)
Fund	Section 9.03
GAAP	Section 4.06(b)
Global Trade Laws	Section 9.03
Governmental Approvals	Section 6.03(a)
Governmental Entity	Section 3.03(b)
Governmental Healthcare Program	Section 9.03
Group	Section 9.03
Healthcare Laws	Section 9.03
HSR Act	Section 3.03(b)
Indebtedness	Section 9.03

Intellectual Property Rights	Section 9.03
Intervening Event	Section 5.04(g)(ii)
Investor	Section 3.09(a)
Investors	Section 3.09(a)
IRS	Section 4.10(a)
Judgment	Section 3.03(a)
Knowledge	Section 9.03
Law	Section 3.03(a)
Leased Real Property	Section 4.17(b)
Legal Restraints	Section 7.01(c)
Letter of Transmittal	Section 2.02(b)
Liens	Section 9.03
Marketing Efforts	Section 9.03
Marketing Materials	Section 9.03
Material Contract	Section 4.16(b)
Maximum Amount	Section 6.04(c)
Medical Product	Section 4.13(f)
Medical Product Regulatory Laws	Section 4.13(f)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Board	Section 9.03
Merger Sub Common Stock	Section 2.01
Money Laundering Laws	Section 4.14(b)
NASDAQ	Section 9.03
Off the Shelf Software	Section 9.03
Option Consideration	Section 2.02(k)(i)
Ordinary Course of Business	Section 9.03
Owned Intellectual Property Rights	Section 9.03
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Board	Section 9.03
Parent Disclosure Letter	Article III
Parent Liability Cap	Section 9.12(c)(iii)
Parent Material Adverse Effect	Section 9.03
Parent Related Party	Section 9.03
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Permits	Section 3.03(b)
Permitted Liens	Section 9.03
Person	Section 9.03
PHSA	Section 4.13(f)
Proxy Statement	Section 6.01(a)
Real Estate Leases	Section 4.17(b)
Real Property	Section 4.17(b)

Record Date	Section 6.01(f)
Registered Intellectual Property Rights	Section 4.18(a)
Regulatory Laws	Section 9.03
Representatives	Section 5.04(b)
Rollover Agreement	Recitals
Rollover Investors	Recitals
Rollover Shares	Section 2.01(b)(ii)
Schedule 13E-3	Section 6.01(a)(iii)
SEC	Section 9.03
Securities Act	Section 9.03
Sensitive Data	Section 9.03
Solvent	Section 3.10
SOX	Section 9.03
Subsidiary	Section 9.03
Superior Proposal	Section 5.04(g)(iii)
Surviving Company	Section 1.01
Tax Returns	Section 9.03
Taxes	Section 9.03
Termination Fee	Section 9.03
Title Policies	Section 9.03
Trademarks	Section 9.03
Union	Section 9.03